Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

PINNACLE FOODS INC.,

CONAGRA BRANDS, INC.

AND

 PATRIOT MERGER SUB INC.

Dated as of June 26, 2018

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER; CLOSING; EFFECTIVE TIME		1
1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2
1.4	Effect of the Merger	2
ARTICLE II ORGANIZATIONAL DOCUMENTS OF THE SURVIVING CORPORATION		2
2.1	The Certificate of Incorporation	2
2.2	The Bylaws	2
ARTICLE III DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION		2
3.1	Directors	2
3.2	Officers	3
ARTICLE IV EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES		3
4.1	Effect on Capital Stock	3
4.2	Exchange of Company Shares	3
4.3	Appraisal Rights	7
4.4	Adjustments	8
4.5	Treatment of Company Equity Awards.	8
4.6	Withholdings	11
ARTICLE V REPRESENTATIONS AND WARRANTIES		11
5.1	Representations and Warranties of the Company	11
5.2	Representations and Warranties of Parent and Merger Sub	32
ARTICLE VI COVENANTS		42
6.1	Interim Operations	42
6.2	Acquisition Proposals	48
6.3	Proxy Filing; Information Supplied	51
6.4	Stockholders Meeting	53
6.5	Filings; Other Actions; Notification	54
6.6	Access and Reports	56
6.7	Stock Exchange Listing and Delisting	57
6.8	Publicity	57
6.9	Employee Benefits	58
6.10	Expenses	59
6.11	Indemnification; Directors’ and Officers’ Insurance	59
6.12	Company Debt Arrangements	61
6.13	Other Actions by the Company and Parent	62
6.14	Litigation	63
6.15	Financing	63
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6.16	Approval by Sole Stockholder of Merger Sub.	66
ARTICLE VII CONDITIONS		66
7.1	Conditions to Each Party’s Obligation to Effect the Merger	66
7.2	Conditions to Obligations of Parent and Merger Sub	67
7.3	Conditions to Obligation of the Company	68
ARTICLE VIII TERMINATION		68
8.1	Termination by Mutual Consent	68
8.2	Termination by Either Parent or the Company	69
8.3	Termination by the Company	69
8.4	Termination by Parent	69
8.5	Effect of Termination and Abandonment	70
ARTICLE IX MISCELLANEOUS AND GENERAL		71
9.1	Survival	71
9.2	Modification or Amendment	71
9.3	Waiver of Conditions	71
9.4	Counterparts	72
9.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	72
9.6	Notices	74
9.7	Entire Agreement	75
9.8	No Third Party Beneficiaries	75
9.9	Obligations of Parent and of the Company	76
9.10	Severability	76
9.11	Interpretation; Construction	76
9.12	Assignment	77
9.13	Liability of Financing Sources	77
ARTICLE X CERTAIN DEFINITIONS		77
10.1	Definitions	77

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of June 26, 2018, is by and among Pinnacle Foods Inc., a Delaware corporation (the “Company”), Conagra Brands, Inc., a Delaware corporation (“Parent”), and Patriot Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).  The Company, Parent and Merger Sub are each referred to herein as a “Party” and collectively, the “Parties.”

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent, and each outstanding Company Share (other than Excluded Shares) shall be converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (the “Transactions”), including the Merger, and (c) resolved to recommend that the holders of Company Shares adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of Merger Sub (the “Merger Sub Board”) have approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I
 THE MERGER; CLOSING; EFFECTIVE TIME

            1.1            The Merger.  Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company with all of its property, rights, privileges, immunities, powers, franchises and authority shall continue unaffected by the Merger, except as set forth in Article II.

            1.2            Closing.  Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Jones Day, 77 West Wacker, Chicago, Illinois  60601, at 10:00 A.M. (Central Time) on the third Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions) is satisfied or waived by the Party entitled to the benefit thereof in accordance with this Agreement.

            1.3            Effective Time.  At or promptly following the Closing on the Closing Date, the Company and Parent will cause a Certificate of Merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL, and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger (the “Effective Time”).

            1.4            Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and the relevant provisions of the DGCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

ARTICLE II
ORGANIZATIONAL DOCUMENTS
 OF THE SURVIVING CORPORATION

            2.1            The Certificate of Incorporation.  The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit A (the “Charter”) (and shall be the certificate of incorporation of the Surviving Corporation), until thereafter amended as provided therein or by applicable Law.

            2.2            The Bylaws.  The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III
DIRECTORS AND OFFICERS
 OF THE SURVIVING CORPORATION

            3.1            Directors.  The Parties shall take all actions necessary so that the members of the Merger Sub Board at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

            3.2            Officers.  The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV
EFFECT OF THE MERGER ON CAPITAL STOCK;
 EXCHANGE OF CERTIFICATES

            4.1            Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a)            Subject to Section 4.3, each share of the common stock, par value $0.01 per share, of the Company (each a “Company Share,” and collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Appraisal Shares, Company Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and Company Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case, not held on behalf of third parties (each an “Excluded Share”)) shall be converted into, and become exchangeable for, the right to receive (i) $43.11 in cash (the “Cash Consideration”) and (ii) 0.6494 (the “Exchange Ratio”) of a share (the “Stock Consideration,” together with the Cash Consideration, the “Merger Consideration”) of common stock, par value $5.00 per share, of Parent (each, a “Parent Share” and collectively, the “Parent Shares”).  At the Effective Time, all of the Company Shares (other than Excluded Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist and each certificate (a “Certificate”) formerly representing any of the Company Shares, and each non-certificated Company Share represented by book entry (each, a “Book Entry Company Share”), other than in each case those representing Excluded Shares, shall thereafter represent only the right to receive, without interest, (A) the Merger Consideration, (B) with respect to the Stock Consideration, the right, if any, to receive (1) pursuant to Section 4.2(f) cash in lieu of fractional Parent Shares into which such Company Shares have been converted pursuant to this Section 4.1(a) and (2) any distribution or dividend payable pursuant to Section 4.2(d), and (C) any declared but unpaid distributions or dividends with respect to the Company Shares.

(b)            Subject to Section 4.3, each Company Share that is an Excluded Share shall be cancelled and shall cease to exist, with no consideration paid in exchange therefor.

(c)            At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

            4.2            Exchange of Company Shares.

(a)            Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, (i) at the Effective Time, certificates (or at Parent’s option, evidence of non-certificated Parent Shares in book-entry form (“Book Entry Parent Shares”)), constituting at least the amounts necessary for the Stock Consideration, (ii) at the Effective Time, cash in immediately available funds constituting at least the amounts necessary for the Cash Consideration, plus any cash paid in lieu of fractional Parent Shares payable pursuant to Section 4.2(f), and (iii) as necessary from time to time after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the Parent Shares to be issued or to be paid pursuant to Section 4.2(d) or with respect to the Company Shares to be paid pursuant to Section 4.1(a)(C), in exchange for Company Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu thereof as provided in Section 4.2(h)) or Book Entry Company Shares pursuant to the provisions of this Article IV (such cash, certificates for Parent Shares and evidence of Book Entry Parent Shares, together with the amount of any dividends or other distributions payable pursuant to this Article IV with respect thereto, in the aggregate, the “Exchange Fund”).  The Exchange Agent shall invest the cash available in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature.  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate cash portion of the Cash Consideration plus cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent.  The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book Entry Company Shares and shall obtain no rights or interests in the shares represented thereby.

(b)            As promptly as practicable after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of Company Shares (other than Excluded Shares) that are evidenced by Certificates or Book Entry Company Shares not held through the Depository Trust Company (“DTC”) (i) a letter of transmittal (which shall be in customary form and specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Company Shares shall pass only upon delivery of the Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificates as provided in Section 4.2(h)) or transfer of the Book Entry Company Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book Entry Company Shares) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificates) or transferring the Book Entry Company Shares to the Exchange Agent in exchange for the Merger Consideration and any cash paid in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) and any dividends or distributions, in each case, to which the holder has the right to receive pursuant to Section 4.1(a)(C) or Section 4.2(d).  With respect to Book Entry Company Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Company Shares (other than Excluded Shares) held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, any cash in lieu of fractional Parent Shares pursuant to Section 4.2(f) and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(c)            Procedures for Surrender.

(i)            After the Effective Time, and (A) upon surrender to the Exchange Agent of Company Shares (other than Excluded Shares) that are Certificates, by physical surrender of such Certificates (or affidavit of lost, stolen or destroyed Certificate in lieu of a Certificate, as provided in Section 4.2(h)) in accordance with the terms of the letter of transmittal and accompanying instructions, (B) upon the transfer of Company Shares (other than Excluded Shares) that are Book Entry Company Shares not held through DTC, in accordance with the terms of the letter of transmittal and accompanying instructions (including the delivery of any other documents the Exchange Agent may reasonably require), or (C) upon the transfer of Company Shares (other than Excluded Shares) that are Book Entry Company Shares held through DTC, including by delivery of an “agent’s message,” in accordance with DTC’s customary procedures and such other procedures as agreed by Parent, the Exchange Agent and DTC, the holder of such Company Shares shall be entitled to receive in exchange therefor, and Parent and the Surviving Corporation shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (1) the aggregate amount of Cash Consideration such holder is entitled to receive pursuant to Section 4.1(a), (2) the number of Certificates of Parent Shares or Book Entry Parent Shares representing, in the aggregate, the whole number of shares that such holder has a right to receive pursuant to Section 4.1(a), (3) any dividends or other distributions payable pursuant to Section 4.1(a)(C) or Section 4.2(d), and (4) any cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f), if applicable.

(ii)            In the event of a transfer of ownership of Company Shares that are not registered in the transfer records of the Company, the Exchange Agent may make payment of the proper amount of Merger Consideration to such transferee if (A) in the case of Book Entry Company Shares, written instructions authorizing the transfer of the Book Entry Company Shares are presented to the Exchange Agent, (B) in the case of Certificates, the Certificates formerly representing such Company Shares are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent.  If any Parent Shares are to be delivered to a Person other than the holder in whose name any Company Shares are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Parent Shares to a Person other than the registered holder of any Company Shares, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

(iii)            No interest shall be paid or accrue on any cash payable upon surrender of the Company Shares.  Any Certificate that has been surrendered shall be cancelled by the Exchange Agent.

(d)            Distributions with Respect to Unexchanged Company Shares.  All Parent Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and, whenever a dividend or other distribution is declared by Parent in respect of Parent Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Stock Consideration issuable pursuant to this Agreement.  No dividends or other distributions in respect of the Parent Shares shall be paid to any holder of any unsurrendered Certificate or untransferred Book Entry Company Share until such Certificate (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificate as provided in Section 4.2(h)) or Book Entry Company Share is transferred for exchange in accordance with this Article IV.  Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificate as provided in Section 4.2(h)) or transfer of such Book Entry Company Share that has been converted into the right to receive the Merger Consideration, there shall be issued and/or paid to the holder of the certificates representing whole Parent Shares (or as applicable, Book Entry Parent Shares) issued in exchange therefor, without interest, (i) at the time of such surrender or transfer, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Shares with a record date after the Effective Time but with a payment date subsequent to surrender or transfer, as applicable.

(e)            Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate or Book Entry Company Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the aggregate Merger Consideration (and to the extent applicable, cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) and/or any dividends or other distributions pursuant to Section 4.1(a)(C) or Section 4.2(d)) to which the holder thereof is entitled pursuant to this Article IV.

(f)            Fractional Company Shares.  Notwithstanding any other provision of this Agreement, no fractional Parent Shares will be issued and any holder of Company Shares entitled to receive a fractional Parent Share but for this Section 4.2(f) shall be entitled to receive a cash payment in lieu thereof, without interest, rounded down to the nearest whole cent, which payment shall be calculated by the Exchange Agent and shall be an amount equal to the product of (i) the average of the closing prices per Parent Share on the New York Stock Exchange (the “NYSE”)  (as published in The Wall Street Journal), for the ten full trading days ending on the second Business Day immediately preceding the date on which the Effective Time occurs multiplied by (ii) the fraction of a Parent Share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled.  No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Shares.

(g)            Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any Parent Shares) that remains unclaimed by the stockholders of the Company for one year after the Effective Time shall be delivered to Parent.  Any holder of Company Shares (other than Excluded Shares) who has theretofore not complied with this Article IV shall thereafter look only to Parent for delivery of any Merger Consideration (and to the extent applicable, cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) and/or any dividends or other distributions pursuant to Section 4.1(a)(C) or Section 4.2(d)), payable and/or issuable pursuant to Section 4.1 and Section 4.2 upon due surrender of their Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificates as provided in Section 4.2(h)) or transfer of Book Entry Company Shares, in each case, without any interest thereon.  Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h)            Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against Parent, the Exchange Agent or any of Parent’s Subsidiaries with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration, and (to the extent applicable) any cash pursuant to Section 4.2(f) or unpaid dividends or other distributions pursuant to Section 4.1(a)(C) or Section 4.2(d), that would have been payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

            4.3            Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Company Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 4.1(a), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with and to the extent provided in Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL with respect to Appraisal Shares, then the right of such holder to seek appraisal of such Company Shares shall cease and such Company Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 4.1(a), without interest (and to the extent applicable, cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) and/or any dividends or other distributions pursuant to Section 4.1(a)(C) or Section 4.2(d)).  The Company shall give prompt notice, and in any event within two Business Days of receipt, to Parent of any demands received by the Company for appraisal of any Company Shares and any withdrawals of such demands, and Parent shall participate in and control all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

            4.4            Adjustments.  Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares or the issued and outstanding Parent Shares or securities convertible or exchangeable into or exercisable for Parent Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change and as so adjusted shall, from and after the date of such event, be the Merger Consideration; provided that nothing in this Section 4.4 shall be construed to permit the Company or Parent to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

4.5            Treatment of Company Equity Awards.

(a)            Company Options.  At the Effective Time, each option to purchase Company Shares (each, a “Company Option”) that is outstanding and unvested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company Option) (each such Company Option, an “Unvested Company Option”), shall, automatically and without any required action on the part of the holder thereof, be converted into a cash-settled stock appreciation right relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares subject to the Unvested Company Option immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio, at a base price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share of such Company Option immediately prior to the Effective Time divided by (B) the Equity Award Exchange Ratio.  Except as specifically provided above, following the Effective Time, each Unvested Company Option shall continue to be governed by substantially the same terms and conditions (including the terms set forth on Section 4.5 of the Company Disclosure Letter) as were applicable to such Unvested Company Option immediately prior to the Effective Time; provided that the base price and number of Parent Shares subject to this provision shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code; and further provided that, for clarification, such stock appreciation right shall be settled solely in cash.  Immediately prior to the Effective Time, each Company Option that is outstanding and vested as of the Effective Time (taking into account the application of any vesting acceleration provisions set forth in the terms of such Company Option) shall, automatically and without any required action on the part of the holder thereof, be cancelled in exchange for the right to receive an amount, solely in cash (without interest and less applicable withholdings in accordance with Section 4.6), equal to the number of Company Shares subject to such Company Option as of immediately prior to the Effective Time multiplied by the excess, if any, of the Equity Award Cash-Out Consideration over the exercise price per share of such Company Option. Such cash payment shall be paid as soon as reasonably practicable after the Effective Time (but in no event later than the end of the first regular payroll period commencing immediately following the Effective Time).

(b)            Company RSUs.  At the Effective Time, each restricted stock unit entitling the holder thereof to Company Shares or cash equal to the value of Company Shares with only time-based vesting requirements (each, a “Company RSU”) that is outstanding and unvested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company RSU) (each such Company RSU, an “Unvested Company RSU”) shall, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit denominated in Parent Shares entitling the holder thereof to solely cash equal to the value of the number of Parent Shares (rounded up to the nearest whole number) equal to (i) the number of Company Shares subject to such Unvested Company RSU immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio.  Except as specifically provided above, following the Effective Time, each such restricted stock unit shall continue to be governed by substantially the same terms and conditions (including the terms set forth on Section 4.5 of the Company Disclosure Letter) as were applicable to such Unvested Company RSU immediately prior to the Effective Time.  At the Effective Time, each Company RSU that is outstanding and vested as of the Effective Time (taking into account the application of any vesting acceleration provisions set forth in the terms of such Company RSU), shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into only the right to receive an amount solely in cash equal to the Equity Award Cash-Out Consideration, and an amount solely in cash equal to any accumulated and unpaid dividend equivalents, in each case, with respect to each Company Share subject to such Company RSU immediately prior to the Effective Time (without interest and less applicable withholdings in accordance with Section 4.6) as soon as reasonably practicable after the Effective Time (but in no event later than the end of the first regular payroll period commencing following the Effective Time); provided that, with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid or settled as soon as reasonably practicable after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment or settlement shall be made at the earliest time permitted under the terms of such award that will not trigger a Tax or penalty under Section 409A of the Code.

(c)            Company Performance Share Awards and Performance Share Unit Awards.

(i)            At the Effective Time, each award in respect of Company Shares with any performance-based vesting requirements (other than Company PSUs) (each, a “Company PSA”) that is unvested as of immediately prior to the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company PSA) (each such Company PSA, an “Unvested Company PSA”), shall be deemed to be two separate awards consisting of the Company PSA Portion and the Company PSU Portion to be treated as set forth in this Section 4.5(c)(i) and Section 4.5(c)(ii), respectively, provided that the holder of such Unvested Company PSA shall first have delivered to Parent a release, in form and substance reasonably acceptable to Parent.  A portion of the Company Shares represented by the Company PSA Portion will become vested in full and free of restrictions based upon actual performance as determined by the Company Board (or the appropriate committee thereof) and reasonably agreed to by the Parent Board (or the appropriate committee thereof) as of immediately prior to the Effective Time.  Such vested amount of the Company PSA Portion and each Company PSA that is vested as of the Effective Time

(taking into account the application of any vesting acceleration provisions set forth in the terms of such Company PSA) shall be cancelled and converted into only the right to receive the Merger Consideration, and an amount in cash equal to any accumulated and unpaid dividends, with any fractional Parent Share otherwise issuable settled in cash in accordance with Section 4.2(f)) in each case, without interest and less applicable withholdings in accordance with Section 4.6 and as soon as reasonably practicable after the Effective Time (but in no event later than the end of the first regular payroll period commencing immediately following the Effective Time).  The Company PSU Portion will be treated as an Unvested Company PSU as set forth in Section 4.5(c)(ii) below.  The other details of this treatment, if any, will be reasonably agreed to by the Company and Parent.

(ii)            At the Effective Time, each performance share unit in respect of Company Shares with any performance-based vesting requirements, including the Company PSU Portions of the Unvested Company PSAs described in Section 4.5(c)(i), but otherwise excluding any other portion of the Company PSAs (each, a “Company PSU”) that is outstanding and unvested as of immediately prior to the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company PSU) (each such Company PSU, an “Unvested Company PSU”), shall, automatically and without any action on the part of the holder thereof, be converted into a time-based cash-settled restricted stock unit, denominated in Parent Shares. The number of Parent Shares subject to such restricted stock unit (rounded up to the nearest whole number) shall be equal to (x) the number of Company Shares subject to such Unvested Company PSU immediately prior to the Effective Time multiplied by (y) the Equity Award Exchange Ratio.  The number of Company Shares subject to such Unvested Company PSU shall be based upon actual performance as determined by the Company Board (or the appropriate committee thereof) and reasonably agreed to by the Parent Board (or the appropriate committee thereof) as of immediately prior to the Effective Time.  Except as specifically provided above, following the Effective Time, each such Unvested Company PSU shall continue to be governed by substantially the same terms and conditions (including the terms set forth on Section 4.5 of the Company Disclosure Letter, but excluding any performance conditions and any settlement in any form other than in cash) as were applicable to such Unvested Company PSU immediately prior to the Effective Time.

(iii)            At the Effective Time, each Company PSU that is vested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company PSU) shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into only the right to receive an amount solely in cash equal to the Equity Award Cash-Out Consideration, and an amount solely in cash equal to any accumulated and unpaid dividend equivalents, in each case, with respect to each Company Share subject to such earned Company PSU immediately prior to the Effective Time as determined in the accordance with the following sentence. Such Company PSU will be earned based upon actual performance as determined by the Company Board (or the appropriate committee thereof) and reasonably agreed to by the Parent Board (or the appropriate committee thereof) as of immediately prior to the Effective Time.  Such Company PSU will be paid without interest and less applicable withholdings in accordance with Section 4.6 as soon as reasonably practicable after the Effective Time (but in no event later than the end of the first regular payroll period commencing immediately following the Effective Time).  Notwithstanding the foregoing, with respect to any Company PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid or settled as soon as reasonably practicable after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment or settlement shall be made at the earliest time permitted under the terms of such award that will not trigger a Tax or penalty under Section 409A of the Code.

(d)            Corporate Actions.  Prior to the Effective Time, the Company, the Company Board, Parent, the Parent Board, or the appropriate committees of the Company Board or the Parent Board, as applicable, shall adopt any resolutions and take any actions which are necessary or appropriate to effectuate the provisions of this Section 4.5.  The Company shall take all actions necessary or appropriate to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of the Company Options, Company RSUs, Company PSUs or Company PSAs.  If necessary, as of no later than the Effective Time, Parent shall file a registration statement with the SEC on Form S-8 (or other applicable form) with respect to the Parent Shares subject to the Company Options, Company RSUs, Company PSUs and Company PSAs that are converted pursuant to this Section 4.5, and Parent shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such converted awards remain outstanding.

            4.6            Withholdings.  Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration, or other amounts, payable or otherwise deliverable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law.  Any amount deducted or withheld pursuant to this Section 4.6, and paid over to the appropriate taxing authority shall be treated as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE V
 REPRESENTATIONS AND WARRANTIES

            5.1            Representations and Warranties of the Company.  Except as set forth in the Company Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being agreed that nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1(b), Section 5.1(c)(ii), Section 5.1(j) or Section 5.1(s)) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)            Organization, Good Standing and Qualification.  The Company and each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect.  Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of each jurisdiction where the Company and its Significant Subsidiaries are organized.  No Subsidiary of the Company owns or has any outstanding right in any Company Shares.

(b)            Capital Structure.

(i)            The authorized capital stock of the Company consists of 500,000,000 Company Shares and 50,000,000 shares of preferred stock, value $0.01 per share (“Company Preferred Shares”).  As of the close of business on June 21, 2018 (the “Capitalization Date”), (A) 119,184,208 Company Shares were issued and outstanding (not including Company Shares held in treasury), of which none were Company Restricted Shares and 122,094 were performance shares that are Company PSAs, (B) 1,000,000 Company Shares were held in treasury, (C) no Company Preferred Shares were issued or outstanding, (D) 2,040,876 Company Shares were issuable upon the exercise of outstanding Company Options, which had a weighted average exercise price of $41.87, (E) 457,284 Company Shares were subject to outstanding Company RSUs, (F) 675,266 Company Shares were subject to outstanding Company PSUs, (assuming achievement of the applicable performance measures at the maximum level, but excluding the Company PSU Portion of the Unvested Company PSAs) and 122,094 Company Shares were subject to the Company PSU Portion of the Unvested Company PSAs, (G) 4,276,815 Company Shares were reserved and available for issuance under the Company Stock Plans, and (H) (1) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding and (2) there are no equity awards pursuant to which Company Shares are issuable, reserved for issuance or outstanding, other than outstanding Company Options, Company RSUs, Company PSAs and Company PSUs identified in the forgoing clauses (C) through (F).

(ii)            All outstanding Company Shares are, and all Company Shares reserved for issuance, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable.  Each of the outstanding shares of capital stock or other securities of each of the Subsidiaries of the Company is duly authorized, validly issued, fully paid and non-assessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all Liens.  Except as set forth above in Section 5.1(b)(i) and for changes after the date of this Agreement in compliance with Section 6.1(a), there are no (A) shares of capital stock or other securities of, or ownership interests in, the Company, (B) securities of the Company convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in the Company, (C) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (1) give any Person the right to purchase, subscribe or acquire from the Company or (2) obligate the Company to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, the Company, or (D) obligations of the Company to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, the Company or any Subsidiary of the Company (other than in connection with (x) the payment of the exercise price of Company Options (including in connection with “net” exercises), (y) Tax withholding in connection with the exercise of Company Options and vesting of Company RSUs, Company PSUs or Company PSAs, and (z) forfeitures of Company Options, Company RSUs, Company PSUs or Company PSAs).  Upon any issuance of any Company Shares in accordance with the terms of the Company Equity Awards, such Company Shares will be duly authorized, validly issued, fully paid and non-assessable.  The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of the Company.

(iii)            Section 5.1(b)(iii) of the Company Disclosure Letter sets forth each Subsidiary of the Company that is not wholly-owned by the Company or another wholly-owned Subsidiary of the Company and, in each case, the respective jurisdiction of organization, a statement of the capitalization and the name of every other equity holder (or Person holding a right to acquire equity) of such Subsidiary of the Company.

(iv)            Except as set forth above in Section 5.1(b)(i) and for changes after the date of this Agreement in compliance with Section 6.1(a), there are no (A) securities of any of the Subsidiaries of the Company convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in any Subsidiary of the Company, (B) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (1) give any Person the right to purchase, subscribe or acquire from any Subsidiary of the Company or (2) obligate any Subsidiary of the Company to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, any Subsidiary of the Company, or (C) obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, any Subsidiary of the Company.  There are no voting trusts or other agreements or understandings to which any Subsidiary of the Company is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of the any Subsidiary of the Company.

(c)            Corporate Authority; Approval.

(i)            The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Company Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”).  The Requisite Company Vote is the only vote of the holders of capital stock of the Company that is necessary under applicable Law, NYSE rules, and the Company’s certificate of incorporation and bylaws to adopt, approve and authorize this Agreement.  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)            The Company Board has (A) unanimously approved this Agreement and declared advisable and in the best interest of its stockholders, the acquisition of the Company by Parent by means of the merger of Merger Sub with and into the Company, with the Company being the surviving entity, and resolved to recommend the adoption of this Agreement to the holders of Company Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Company Shares for their adoption, and (C) received the respective opinions of each of its financial advisors, Credit Suisse Securities (USA) LLC and Evercore Group L.L.C., to the effect that, based upon and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of their respective opinions, the Merger Consideration to be received by the holders of Company Shares (other than Excluded Shares) in the Merger is, as of the date of such opinions, fair, from a financial point of view, to such holders.  A copy of the written opinions of Credit Suisse Securities (USA) LLC and Evercore Group L.L.C. rendered to the Company Board will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.  The Company Board has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the Transactions in the manner contemplated hereby.

(d)            Governmental Filings; No Violations; Certain Contracts, Etc.

(i)            Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, and with any other applicable national, federal, state or foreign applicable Laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purposes or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”), the Exchange Act and the Securities Act, (C) required to be made with the NYSE, and (D) under state securities, takeover and “blue sky” Laws, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(ii)            The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other Transactions will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to (1) any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (whether written or oral) (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, (2) assuming (solely with respect to performance of this Agreement and the consummation of the Merger and the other Transactions) compliance with the matters referred to in Section 5.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict, violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)            Company Reports; Financial Statements.

(i)            The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports, schedules and documents (including exhibits and other information incorporation therein) required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 27, 2015 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”).  Each of the Company Reports, at the time of its filing or being furnished (or in the case of a registration statement under the Securities Act, at the time such registration statement was declared effective by the SEC) complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Company Reports and none of the Company Reports (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company (other than any such investigations or inquiries beginning or initiated after the date of this Agreement, that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole). As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and none of the Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii)            The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.  The Company maintains internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, as applicable, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries, as applicable, are being made only in accordance with authorizations of management and directors of the Company, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s or any of its Subsidiaries’, as applicable, assets that could have a material effect on its financial statements.  The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of the Company Board (1) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s, ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent as of the date of this Agreement a summary of any such disclosure made by management to the Company’s independent registered public accounting firm and audit committee since the Applicable Date.  Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Company Employees regarding questionable accounting or auditing matters, have been received by the Company.

(iii)            Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Company Reports, including any related notes and schedules, fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f)            Absence of Certain Changes.

(i)            Since December 31, 2017, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice.

(ii)            Since December 31, 2017 through the date of this Agreement, there has not been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences in the business, results of operations, properties, assets, liabilities, operations or financial condition of the Company that individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

(iii)            From December 31, 2017 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g)            Litigation and Liabilities.  There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity, except in each case for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, known or unknown, asserted or unasserted, absolute, determined, determinable or otherwise, and whether or not accrued, that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than:  (i) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Company Reports or in the notes to such balance sheet; (ii) liabilities or obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company Reports; (iii) liabilities or obligations incurred in connection with the Transactions; and (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h)            Employee Benefits.

(i)            Section 5.1(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of each material Company Benefit Plan.  With respect to each material Company Benefit Plan, the Company has made available to

Parent a true and complete copy of the following items (in each case, only if applicable):  (A) plan documents and all related trust agreements, insurance contacts, or other funding arrangements; (B) written descriptions of any Company Benefit Plans that are not set forth in writing; (C) the most recent summary plan description together with the summary or summaries of material modifications thereto; (D) the most recent annual actuarial valuation; and (E) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan, with respect to any such issue that remains outstanding.

(ii)            Except as set forth on Section 5.1(h)(ii) of the Company Disclosure Letter, neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan.  Neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has, within the preceding six years, incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to a Multiemployer Plan  or a “multi-employer pension plan” as defined in any applicable law in Canada that has not been satisfied in full.

(iii)            Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code or registered under the Income Tax Act (Canada), as applicable, is so qualified or so registered and each such plan as currently in effect has received a favorable determination letter or opinion to that effect from the IRS and the Company is not aware of any reason why any such determination letter should be revoked, or has received confirmation of such registration, as applicable, and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter or opinion letter from the IRS or confirmation of registration, as applicable, that would adversely affect the qualification or registration or tax exemption of any such Company Benefit Plan. The Company has made available to Parent copies of the most recent IRS determination letter or opinion with respect to each such Company Benefit Plan. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) each Company Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Benefit Plan, (B) there are no pending or, to the Knowledge of the Company, threatened actions, disputes, suits, claims, arbitrations or legal, administrative or governmental action against any Company Benefit Plan, any fiduciary thereof, the Company or any of its Subsidiaries, and (C) all contributions, premiums and any other payments required to be made by the Company or any of its ERISA Affiliates to any Company Benefit Plan have been made on or before their applicable due dates. To the Knowledge of the Company none of the Company, nor any of its Subsidiaries, nor any officer of the Company or of any of its Subsidiaries nor any of the Company Benefit Plans, any trusts created thereunder or any trustee or administrator or “party in interest” or “disqualified person” with respect to a Company Benefit Plan, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject any Company Benefit Plan, the Company, any of its Subsidiaries or any officer of the Company or of any Subsidiary to any Tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any material liability under Section 502(i) or 502(1) of ERISA.  There is no current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any or its Subsidiaries other than for continuation coverage required to be provided pursuant to Section 4980B of the Code or any local applicable Laws.   Neither the Company nor any of its Subsidiaries has made any binding commitment to materially modify, change or terminate any Company Benefit Plan or to adopt any plan, policy, contract or arrangement, which, if adopted, would constitute a Company Benefit Plan.

(iv)            Neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or any pension plan that contains a “defined benefit provision” as described in section 147.1(ii) of the Income Tax Act (Canada), or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code, or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA or a “multi-employer plan” by virtue of any local applicable Laws.  Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, no liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full.  With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is reasonably expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings to terminate any such Company Benefit Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(v)            Except as otherwise contemplated by this Agreement, or has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the execution and delivery of this Agreement, the Requisite Company Vote or other approval of this Agreement, and the consummation of the Transactions will not, either alone or in combination with another event: (A) result in the accelerated vesting or payment of, or any increase in, or in the funding (through a grantor trust or otherwise) of, any compensation or benefits to any present or former employee, consultant or director, officer or independent contractor of the Company or any of its Subsidiaries; (B) result in the entitlement of any present or former employee, consultant, director, officer or independent contractor of the Company or any of the Subsidiaries to severance or termination pay or benefits; (C) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; (D) result in any forgiveness of Indebtedness or obligation to fund benefits with respect to any such employee, director, officer, consultant or independent contractor; or (E) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan.

(vi)            Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no agreement, plan, arrangement or other Contract covering any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.  No director, officer, employee or independent contractor of the Company or any Subsidiary of the Company is entitled to receive or will receive any gross-up or additional payment by reason of the “additional tax” or “excise tax” required by Section 409A or 4999 of the Code being imposed on such Person.

(vii)            No Company Benefit Plan is maintained outside of the United States for the benefit of current and former service providers of the Company or any of its Subsidiaries who are situated outside of the United States or otherwise is subject to the Laws of any Governmental Entity other than those of the United States.

(viii)            Section 5.1(h)(viii) of the Company Disclosure Letter contains a true, complete and accurate list, as of the Capitalization Date, of each Company Equity Award outstanding under the Stock Plans, including the holder’s identification number, date of grant, expiration date, number of Company Shares subject to such Company Equity Award, Stock Plan under which it was granted, and, where applicable, exercise price and vesting schedule.

(ix)            Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per Company Share equal to or greater than the fair market value of a Company Share on the date of such grant, (C) has a grant date identical to the date on which the Company Board or compensation committee thereof actually awarded such Company Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Reports, respectively.

(i)            Compliance with Laws.

(i)            The Company and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all and have not violated any applicable federal, state, local or foreign laws, statutes, ordinances, treaties, conventions, codes, common laws or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits issued, promulgated, adopted or applied by any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is, to the Knowledge of the Company, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (x) the Company and its Subsidiaries, have each obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions, allowances, credits and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted and (y) all such Licenses are valid and in full force and effect.

(ii)            Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, (A) the Company and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance with the Anti-Corruption Laws and the Trade Laws, (B) the Company and its Subsidiaries have developed and currently implement a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws and the Trade Laws, (C) there have been no voluntary disclosures by the Company or any of its Subsidiaries under any Anti-Corruption Law or Trade Law, (D) no Governmental Entity has notified the Company or any Subsidiary of the Company in writing of any actual or alleged violation or breach of any Anti-Corruption Law or Trade Law, (E) neither the Company nor any Subsidiary of the Company has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any such Subsidiary’s compliance with any Anti-Corruption Law or Trade Law, and to the Company’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (F) neither the Company nor any Subsidiary of the Company has been or is now under any administrative, civil or criminal charge or indictment or, to the Company’s Knowledge, investigation alleging non-compliance with the Anti-Corruption Laws or the Trade Laws, nor, to the Company’s Knowledge, is there any reasonable basis for any such charge, indictment or investigation, and (G) since the Applicable Date, neither the Company nor any Subsidiary of the Company has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption Law or Trade Law, nor, to the Company’s Knowledge, is there any reasonable basis for any such proceeding, and there are no unresolved questions or claims concerning the liability of the Company or any Subsidiary of the Company with respect to any such Laws.

(iii)            Neither the Company nor any of its Subsidiaries, nor any director, officer or employee of the Company or any of its Subsidiaries, or, to the Company’s Knowledge, any agent or other Person acting for, on behalf of, or at the direction of the Company or any of its Subsidiaries has, since the Applicable Date, provided, offered, gifted or promised, directly or indirectly, anything of value to any Government Official, political party or candidate for government office, nor provided or promised anything of value to any other Person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any Government Official, political party or candidate for government office, for the purpose of:

(A)            influencing any act or decision of such official, party or candidate in his or her official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of the Company or its Subsidiaries; or

(B)            inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

(iv)            Since the Applicable Date, neither the Company, nor any of its Subsidiaries, nor any employees, officers or directors of the Company or its Subsidiaries, or, to the Company’s Knowledge, any agents or other Persons acting for, on behalf of, or at the direction of the Company or any of its Subsidiaries has: (A) been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Entity of the United States, including the list of Specially Designated Nationals and Blocked Persons, the list of Foreign Sanctions Evaders, the Sectoral Sanctions Identifications List, the Denied Persons List, the Entity List and the Debarred List; (B) participated in any transaction involving such designated person or entity, or any country subject to an embargo or substantial restrictions on trade under the Trade Laws; (C) exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology or services in violation of the Trade Laws; or (D) participated in any transaction connected with any purpose prohibited by the Trade Laws, including, without limitation, support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(j)            Takeover Statutes.  Other than Section 203 of DGCL (pursuant to which the Company has taken all action necessary to exempt the Merger, this Agreement and the Transactions), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Company, the Company Shares, the Merger or the other Transactions.  As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

(k)            Environmental Matters.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i)            In the past five years, the Company and each Subsidiary of the Company has been in compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession of all Licenses and other governmental authorizations required under all Environmental Laws (“Environmental Permits”), and compliance with the terms and conditions thereof.  Since the Applicable Date, (A) neither the Company nor any Subsidiary of the Company has received any written communication alleging that the Company or any Subsidiary of the Company is not in such compliance, and (B) to the Knowledge of the Company, there is no reasonable basis for the revocation, adverse modification, or non-renewal of any Environmental Permits held by the Company or any Subsidiary of the Company, or for the denial of any pending application for, or modification of the proposed terms of, any Environmental Permit necessary for the Company or any Subsidiary of the Company to operate as currently planned.

(ii)            There is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company, or to the Knowledge of the Company against any Person whose liability for any Environmental Claim the Company or any Subsidiary of the Company has retained or assumed either contractually or by operation of law.

(iii)            To the Knowledge of the Company, except with respect to the matters that have been fully resolved prior to the date of this Agreement with no further liability or obligations, there are no past or present actions, activities, circumstances, facts, conditions, events or incidents, including the presence, Release or threatened Release of any Hazardous

Substance, that would reasonably be expected to form the basis of any Environmental Claim against, or any liability under any Environmental Law of, the Company or any Subsidiary of the Company, or any Person whose the Company or any Subsidiary of the Company has retained or assumed either contractually or by operation of law.

(l)            Taxes.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i)            Each of the Company and its Subsidiaries (A) has timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it and all such filed Tax Returns are correct and complete and were prepared and filed in accordance with applicable Law; (B) has paid or withheld all Taxes that are required to have been paid or withheld by it, as applicable, other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved for under GAAP; and (C) does not have in effect any waiver or extension of any statute of limitations with respect to Taxes or any waiver or extension of time with respect to a Tax assessment or deficiency.

(ii)            There is not pending any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters of the Company or its Subsidiaries, and, since the Applicable Date, none of the Company or its Subsidiaries has received written notice of any threatened audits or investigations relating to any Taxes.

(iii)            A true, complete and accurate copy of each income Tax Return filed by or on behalf of the Company or any of its Subsidiaries prior to the date of this Agreement with respect to a Tax period beginning on or after the Applicable Date has been made available to Parent.

(iv)            Since the Applicable Date, no claim has been made in writing against the Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where the Company or its Subsidiaries did not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(v)            Neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return for which the relevant statute of limitations has not expired, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company or any of its Subsidiaries was the common parent, or (B) has any liability for Taxes of any Person (other than the Company or such applicable Subsidiaries) (1) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (2) as a transferee or successor, or (3) by Contract, other than agreements entered into in the ordinary course of business that do not primarily relate to Tax matters.

(vi)            Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the five-year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(vii)            Neither the Company nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011‑4(b).

(viii)            No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for Permitted Liens.

(ix)            Since the Applicable Date, no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(x)            Neither the Company nor any of its Subsidiaries will be required to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time, as a result of any (A) change in accounting method for a Tax period ending at or before the Effective Time under Section 481(c) of the Code (or any similar provision of state, local or foreign Law), (B)  “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), (C) installment sale or open transaction disposition made prior to the Effective Time, (D) prepaid amount received prior to the Effective Time, or (E)  election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(m)            Labor Matters.

(i)            Section 5.1(m)(i) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of each material collective bargaining agreement, effects bargaining agreement or other agreement between the Company or any of its Subsidiaries and any labor organization representing individuals employed by or otherwise performing services for the Company or any of the Subsidiaries of the Company (“Company Employees”) including, without limitation, all agreements subject to enforcement under Section 301 of the Labor Management Relations Act (collectively, the “Company Labor Agreements”), setting forth for each Company Labor Agreement, the parties thereto and the expiration date. The Company has made available to Parent a complete and accurate copy of each Company Labor Agreement.

(ii)            Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (A) neither the Company nor any of the Subsidiaries of the Company is a party to or bound by any collective bargaining agreement, agreement with any works council, or labor contract, except as set forth in Section 5.1(m)(ii) of the Company Disclosure Letter; (B) no labor union, labor organization, works council, or group of employees of the Company or any of the Subsidiaries of the Company has made a pending demand for recognition or certification; (C) to the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority involving the Company or any Subsidiary of the Company; (D) neither the Company nor any Subsidiary of the Company has engaged in any unfair labor practice with respect to any Company Employees; (E) there is no unfair labor practice charge, material grievance or other labor-related or employment-related administrative, arbitral or judicial complaint, action or investigation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the Subsidiaries of the Company by the National Labor Relations Board, any arbitration body or any other Governmental Entity (which for the purpose of this representation shall include arbitration proceedings) with respect to any Company Employee; (F) to the Knowledge of the Company, there are no labor union organizing activities with respect to any Company Employee; and (G) there is no labor strike, lockout, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Subsidiary of the Company and no such strike, lockout, slowdown or stoppage has occurred since the Applicable Date.

(iii)            Since the Applicable Date, neither the Company nor any of its Subsidiaries have implemented any location closing, mass layoff or redundancy or collective dismissal of employees that could require notice and/or consultation under any Laws (including the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”), or any similar state or local plant closing or mass layoff statute, rule or regulation) and the Company and the Subsidiaries of the Company have, as applicable, provided notice to and obtained the consent or opinion of, or otherwise satisfied any applicable procedural and substantive requirements vis-à-vis, any labor union, labor organization, works council or similar representative body, in connection with the execution of this Agreement and consummation of the Transactions.

(iv)            The Company and the Subsidiaries of the Company are and have been since the Applicable Date in compliance with all collective bargaining agreements, agreements with any works council, or labor contracts to which the Company or any of the Subsidiaries of the Company is a party or bound and with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours, pay equity, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations and unemployment insurance, except for noncompliance as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(n)            Intellectual Property.

(i)            Section 5.1(n)(i) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of all Intellectual Property currently registered or subject to a pending application for registration in the name of the Company or any Subsidiary of the Company. To the Knowledge of the Company, the Company or a Subsidiary of the Company is the sole and exclusive owner of all such Intellectual Property.

(ii)            Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) the Company and the Subsidiaries of the Company own, license or otherwise have the valid right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens other than Permitted Liens; (B) no proceedings or Orders are pending or, to the Knowledge of the Company, have been threatened in writing (including cease and desist letters or requests for a patent license) in the past three years against the Company or any Subsidiary of the Company with regard to any Intellectual Property; (C) the operation of the Company’s business and the businesses of the Subsidiaries of the Company as currently conducted and as conducted in the past three years does not infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person and, to the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to the Company or any of the Subsidiaries of the Company; (D) all registrations and applications for Company Intellectual Property owned by the Company or any of the Subsidiaries of the Company are subsisting and unexpired and to the Knowledge of the Company, are valid and enforceable; (E) the Company and each Subsidiary of the Company take commercially reasonable actions to protect the confidentiality of Trade Secrets included in the Company Intellectual Property, and to the Knowledge of the Company, there has not been any disclosure of any Trade Secrets in a manner that has resulted or is reasonably likely to result in the loss of such Trade Secrets or other rights in and to such information; and (F) the Company and each Subsidiary of the Company take commercially reasonable actions to maintain and protect the integrity, security and operation of their software and systems (and all information transmitted thereby or stored therein), and there have been no violations of Law or the policies and procedures of the Company and any Subsidiary of the Company in the past three years with respect to the matters described in this clause (ii).

(iii)            To the Knowledge of Company, the Key Company Trademarks are available for use and registration by the Company and the Subsidiaries of the Company in connection with the corresponding food or beverage products to which they pertain in each of the jurisdictions set forth in Section 5.1(n)(iii) of the Company Disclosure Letter.

(iv)            The Company and each of the Subsidiaries of the Company have obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, Company Intellectual Property assignments of any work, invention, improvement or other rights in or to such Company Intellectual Property to the Company or its Subsidiaries, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(v)            The Company and its Subsidiaries have at all times in the past three years maintained in place reasonable security measures, controls, technologies, polices and safeguards reasonably designed to protect Personal Information, Company Data and confidential information related to the businesses of each of the Company and its Subsidiaries from a Security Breach. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries have implemented a reasonable plan, or plans, that, as appropriate, (A) identifies internal and external risks to the security of Personal Information, Company Data and confidential information related to the businesses of each of the Company and its Subsidiaries; (B) implements, monitors and maintains adequate and effective administrative, electronic and physical safeguards to control those risks; (C) maintains notification procedures in compliance with applicable Laws in the case of any breach of security compromising data, including data containing Personal Information, Company Data or confidential information related to the businesses of each of the Company and its Subsidiaries; and (D) provides for the  prevention of data loss. The Company and its Subsidiaries (including its subcontractors) maintain disaster recovery and business continuity plans, procedures and facilities that are commercially reasonable and that materially satisfy contractual and legal obligations with respect to the businesses of each of the Company and its Subsidiaries.

(vi)            During the past three years there has been no Security Breach with respect to the Company, except in each case as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company and its Subsidiaries have at all times in the past three years used in all material respects industry-standard controls, technologies, processes and practices to detect, identify and remediate Security Breaches.

(vii)            The Company and its Subsidiaries have complied at all times in the past three years in all material respects with all relevant requirements of any applicable data protection Law, Order or industry standard setting organizations, including compliance with their own data protection principles, requests from data subjects for access to data held by the Company and its Subsidiaries and any Law, Order or industry standard requirements relating to the registration of data users insofar as the same pertain to any aspect of the businesses of each of the Company and its Subsidiaries.  Each of the Company and its Subsidiaries has complied in all material respects and is currently conducting its business in compliance in all material respects with all applicable Laws and industry standards governing the privacy, security or confidentiality of Personal Information.  Since the Applicable Date, the Company and its Subsidiaries have not received any Order or other notification from a Governmental Entity or any other Person regarding material non-compliance or violation of any data protection principles or Law, except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole.  Since the Applicable Date, all data gathered and collected from third party sources have been gathered and collected without material violation of any data protection principles, Law, Contract or Intellectual Property right held by third parties, except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole.  Since the Applicable Date, no Person has claimed any compensation from the Company for the loss of or unauthorized disclosure or transfer of personal data and no facts or circumstances exist that would reasonably be expected to give rise to such a claim insofar as the same relate to the Company, except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole.

(viii)            The Company and its Subsidiaries are in compliance in all material respects with the terms of all Contracts to which the Company and its Subsidiaries are a party relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, storage, transfer or disposal of Personal Information).

(o)            Insurance.  All insurance policies (“Insurance Policies”) with respect to the business and assets of the Company and the Subsidiaries of the Company are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of the Subsidiaries of the Company is in material breach or default, and neither the Company nor any of the Subsidiaries of the Company have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification of any material Insurance Policies. With respect to each of the legal proceedings set forth in the Company Reports, no such insurer has informed the Company or any of the Subsidiaries of the Company of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and the Subsidiaries of the Company have not received any written notice of cancellation of any of the Insurance Policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, all appropriate insurers under the Insurance Policies have been timely notified of all material pending litigation and other potentially insurable material losses Known to the Company, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

(p)            Material Contracts.  Except for this Agreement and the Contracts filed as exhibits to publicly available Company Reports, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i)            that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)            pursuant to which the Company or any Subsidiary of the Company has any material continuing “earn-out” or other contingent payment obligations arising in connection with the acquisition or disposition by the Company of any business;

(iii)            containing any standstill or similar provision remaining in effect pursuant to which the Company or any Subsidiary of the Company has agreed not to acquire securities or material assets of another Person;

(iv)            that (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, or (C) grants “most favored nation” status that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Surviving Corporation and its Subsidiaries; provided that clause (A) shall not include any Contract entered into in the ordinary course of business consistent with past practice, solely as a result of the fact that the Contract imposes exclusivity obligations (x) that do not restrict the business of the Company or its Subsidiaries (or, after the Effective Time, Parent of its Subsidiaries) in any material respect or (y) if such Contract can be terminated without any penalty on 90 days’ notice or less;

(v)            that (A) is an indenture, loan or credit Contract, loan note, mortgage Contract, letter of credit or other Contract representing or otherwise in respect of or relating to Indebtedness of the Company or any Subsidiary of the Company in an outstanding principal amount in excess of $5,000,000, individually or in the aggregate, (B) is a guarantee by the Company or any Subsidiary of the Company of Indebtedness or any other obligation of any Person other than the Company or a wholly-owned Subsidiary of the Company in excess of $5,000,000, individually or in the aggregate, or (C) provide for any Lien on any asset of the Company or any Subsidiary of the Company;

(vi)            that grants (A) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (B) puts, calls or similar rights, to any Person (other than the Company or a wholly-owned Subsidiary of the Company), in each case with respect to any asset that is material to the Company;

(vii)            that was entered into to settle any material litigation and which imposes material ongoing obligations on the Company or included any acknowledgement of guilt or liability;

(viii)            limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(ix)            pursuant to which (A) the Company or any of its Subsidiaries grants to any third party any license, release, covenant not to sue or similar right with respect to material Intellectual Property or (B) the Company or any of its Subsidiaries receives a license, release, covenant not to sue or similar right with respect to any material Intellectual Property owned by a third party (other than generally commercially available software in object code form);

(x)            that is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 10% or more, other than with respect to any wholly-owned Subsidiary of the Company;

(xi)            that relates to the acquisition or disposition of any business or assets pursuant to which the Company or any of its Subsidiaries has any liability in excess of $7,500,000 individually or $15,000,000 in the aggregate; or

(xii)            that requires or is expected to require in the next year aggregate annual payments by or to the Company or any of its Subsidiaries in excess of $7,500,000;

(xiii)            with any of the Material Customers;

(xiv)            with any of the Material Suppliers; or

(xv)            that requires the Company, its Subsidiaries or any third party to either take delivery of goods or pay a specified amount (a “take-or-pay” Contract).

Each such Contract described in clauses (i) through (xv) is referred to herein as a “Material Contract.”  Each Material Contract (and each Contract that would be a Material Contract but for the exception of having been filed as an exhibit to a publicly available Company Report) is valid and binding on the Company and its Subsidiaries as applicable and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  A true, complete and accurate copy of each Material Contract has previously been delivered to Parent.

(q)            Hedging Arrangements.  The Company and its Subsidiaries have only entered into swap and other derivative and hedging transactions, and Contracts with respect to such transactions, in the ordinary course of business in compliance in all material respects with the Company’s written hedging policies and risk management policies then in effect, and not in any case for speculative purposes.

(r)            Real and Personal Property.

(i)            Section 5.1(r)(i) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of all real property owned by the Company and any Subsidiary of the Company (the “Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries have good and marketable title to all of the Owned Real Property free and clear of all Liens other than Permitted Liens.  Neither the Company nor its Subsidiaries has granted, or is obligated under, any option, right of first offer, right of first refusal or similar contractual right to sell or dispose of the Owned Real Property or any portion thereof or interest therein.

(ii)            Section 5.1(r)(ii) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of all leases, subleases, licenses, or similar agreements that cover real property used by the Company or any of its Subsidiaries (each such lease, license or sublease, a “Real Property Lease”) and sets forth the street address of the real property that is the subject of any Real Property Lease (the “Leased Real Property,” and together with the Owned Real Property, the “Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, (A) the Company and its Subsidiaries have a valid leasehold interest in the Leased Real Property free and clear of all Liens other than Permitted Liens and each Real Property Lease is valid and in full force and effect, (B) neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease, (C) no Person other than the Company and its Subsidiaries leases, subleases, licenses or otherwise has a right to use or occupy any of the Real Property, and (D) all improvements located on the Real Property are in sufficiently good condition and repair (ordinary wear and tear excepted) to allow the business of the Company and its Subsidiaries to be operated in the ordinary course as currently operated and as presently proposed to be operated. A true, complete and accurate copy of each material Real Property Lease has previously been made available to Parent.

(iii)            All material tangible assets (including Owned Real Property and Leased Real Property) of the Company and its Subsidiaries are, in the aggregate (and with due consideration for reasonable wear and tear and the age of each specific tangible asset), in sufficient operating condition and repair, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(s)            Brokers and Finders.  Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other Transactions, except that the Company has employed the Persons identified in Section 5.1(s) of the Company Disclosure Letter as its financial advisor in connection with the Transactions.  The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which any advisor to the Company is entitled to any fees, expenses or indemnification in connection with the Merger.

(t)            Customers and Suppliers.  From January 1, 2017 through the date of this Agreement, no Material Customer or Material Supplier has terminated, materially curtailed or notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of the Company, otherwise notified the Company or any of its Subsidiaries) that it intends to terminate or materially curtail any business relationship with the Company and its Subsidiaries.  For purposes of this Agreement, “Material Customers” means the Company’s 10 largest customers for the fiscal year ended December 31, 2017 as measured by gross revenue, and “Material Suppliers” means the Company’s 15 largest suppliers for the fiscal year ended December 31, 2017 as measured by gross expenditures.

(u)            FDA/USDA/FTC Product Matters. Without limiting the generality of Section 5.1(i):

(i)            Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, since the Applicable Date, the Company, its Subsidiaries and all products manufactured or marketed by the Company or any Subsidiary (the “Products”) have complied and are in compliance with (A) the applicable provisions of the Federal Food, Drug, and Cosmetic Act, and the applicable regulations and requirements adopted by the United States Food and Drug Administration (the “FDA”) thereunder, the applicable statutes, regulations and requirements of the United States Department of Agriculture (the “USDA”), all applicable statutes enforced by the United States Federal Trade Commission (the “FTC”) and the applicable FTC regulations and requirements and any applicable requirements established by any state, local or foreign Governmental Entity responsible for regulating food products (together with the FDA and the USDA, collectively, the “Food Authorities”), and (B) all terms and conditions imposed in any Licenses granted to the Company or any Subsidiary by any Food Authority. The foregoing includes, but is not limited to, with respect to any jurisdiction in which Product is manufactured, marketed or sold, any applicable good manufacturing practices and sanitation requirements, labeling and advertising requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, laboratory controls, storage and warehousing procedures and requirements, transportation and shipping requirements and shelf-life requirements.

(ii)            Since the Applicable Date, none of (A) the Company, any Subsidiary, any Product or the facilities in which the Products are manufactured, processed,

packaged or held or (B) to the Knowledge of the Company, with respect to the Products, the Persons that manufacture, process, package, or supply ingredients and packaging materials for or distribute the Products, has received or is subject to, or since the Applicable Date has been subject to, (1) any warning letter, untitled letter, notice of inspectional observation (FDA Form 483) or other adverse correspondence or notice from the FDA, Notice of Suspension or Notice of Intended Enforcement or other adverse correspondence or notice from the USDA or (2) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement action by any Food Authority, except for those to which the Company or its Subsidiary responded (a copy of all correspondence related thereto has been made available to Parent) or those that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole.

(iii)            Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, since the Applicable Date, none of (A) the Company or its Subsidiaries, or (B) to the Knowledge of the Company, with respect to the Products, the Persons that manufacture, process, package, supply ingredients for or distribute the Products, has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Product. To the Knowledge of the Company, there are no facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any Product sold or intended to be sold or (2) as a result of regulatory action, (x) a material change in the labeling of any such Products or (y) a termination or suspension of the marketing of such Products.

(v)            Related Party Agreements. There are no Contracts between the Company or any Subsidiary of the Company, on the one hand, and the Company’s Affiliates (other than Subsidiaries of the Company), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(w)            No Other Representations or Warranties.  Except for the representations and warranties expressly contained in Section 5.2, the Company acknowledges that neither Parent, Merger Sub nor any Person acting on their behalf makes any other express or any implied representations or warranties with respect to (i) Parent or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or the Subsidiaries of Parent or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by Parent, Merger Sub or any Person acting on their behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf.

            5.2            Representations and Warranties of Parent and Merger Sub.  Except as set forth in the Parent Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being agreed that nothing disclosed in the Parent Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.2(b), and Section 5.2(l)) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”) (it being agreed that disclosure of any item in any section or subsection of Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), Parent and Merger Sub hereby represent and warrant to the Company that:

(a)            Organization, Good Standing and Qualification.  Each of Parent, Merger Sub and each other Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of Parent and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company complete and correct copies of Parent’s, Merger Sub’s and each of Parent’s Significant Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect. Section 5.2(a) of the Parent Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of each jurisdiction where Parent and its Significant Subsidiaries are organized.  No Subsidiary of Parent owns or has any outstanding right in any Parent Shares.

(b)            Capital Structure.

(i)            The authorized capital stock of Parent consists of 1,200,000,000 Parent Shares, 150,000 shares of Class B Preferred Stock, par value $50.00 per share (“Class B Parent Preferred Stock”), 250,000 shares of Class C Preferred Stock, par value $100.00 per share (“Class C Parent Preferred Stock”), 1,100,000 shares of Class D Preferred Stock, without par value (“Class D Parent Preferred Stock”), and 16,550,000 shares of Class E Preferred Stock without par value (collectively with the Class B Parent Preferred Stock, Class C Parent Preferred Stock and Class D Parent Preferred Stock, the “Parent Preferred Stock”).  As of the close of business on the Capitalization Date, (A) 390,884,701 Parent Shares were issued and outstanding (not including Parent Shares held in treasury), (B) 177,022,471 Parent Shares were held in treasury, (C) no Parent Preferred Stock was issued or outstanding, (D) 5,070,696 Parent Shares were issuable upon the exercise of outstanding options to purchase Parent Shares, (E) 3,512,271 Parent Shares were subject to outstanding restricted stock units (including performance stock units, assuming achievement of the applicable performance measures at the maximum level) of Parent, (F) 43,924,642 Parent Shares were reserved and available for issuance under the Parent 2014 Stock Plan (the “Parent Stock Plan”), and (G) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding.

(ii)            All outstanding Parent Shares are, and all Parent Shares reserved for issuance in accordance with the Parent Stock Plan, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable.  Each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by Parent or by a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens.  Except as set forth in Section 5.2(b)(i), and for changes after the date of this Agreement in compliance with Section 6.1(b), there are no (A) shares of capital stock or other securities of, or ownership interests in, Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in Parent or any Subsidiary, (C) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (1) give any Person the right to purchase, subscribe or acquire from Parent or any Subsidiary or (2) obligate Parent or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, Parent or any Subsidiary, or (D) obligations of Parent or any Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, Parent or any Subsidiary (other than in connection with (x) the payment of the exercise price of options to purchase Parent Shares (including in connection with “net” exercises), (y) Tax withholding in connection with the exercise options to purchase Parent Shares and vesting of restricted stock units of Parent, and (z) forfeitures of options to purchase Parent Shares or restricted stock units of Parent).  Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.  There are no voting trusts or other agreements or understandings to which Parent or any Subsidiary of Parent is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of Parent or any Subsidiary of Parent.

(iii)            The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (A) no other shares of capital stock or voting securities of Merger Sub, (B) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub, and (C) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub.  Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

(c)            Corporate Authority; Approval.

(i)            Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which will occur promptly following the execution of this Agreement).  This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.  For the three-year period ending on the date immediately prior to the date hereof, neither Parent nor Merger Sub, nor any “affiliate” or “associate” of either of them, has been an “interested stockholder” of the Company, as such terms are defined in Article X of the Company’s Amended and Restated Certificate of Incorporation, as in effect on the date hereof.

(ii)            The Parent Board has unanimously approved this Agreement,  the Merger and the issuance of Parent Shares in the Merger upon the terms and subject to the conditions set forth in this Agreement.

(d)            Governmental Filings; No Violations; Certain Contracts, Etc.

(i)            Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Antitrust Laws, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, and (D) under state securities, takeover and “blue sky” Laws, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub and the consummation of the Merger and the other Transactions, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(ii)            The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other Transactions will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or Merger Sub or the comparable governing documents of any of Parent’s other Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of Parent or Merger Sub or any other Subsidiary of Parent pursuant to (1) any Contract binding upon Parent, Merger Sub or any other Subsidiary of Parent or (2) assuming (solely with respect to performance of this Agreement and the consummation of the Merger and the other Transactions) compliance with the matters referred to in Section 5.2(d)(i), any Law to which Parent or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(e)            Parent Reports; Financial Statements.

(i)            Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports, schedules and documents (including exhibits and other information incorporation therein) required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since November 29, 2015 (the forms, statements, reports and documents filed or furnished since November 29, 2015 and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”).  Each of the Parent Reports, at the time of its filing or being furnished (or in the case of a registration statement under the Securities Act, at the time such registration statement was declared effective by the SEC) complied, or if not yet filed or furnished, will when so filed or furnished, comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Parent Reports and none of the Parent Reports (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of Parent, threatened, in each case regarding any accounting practices of Parent (other than any such investigations or inquiries beginning or initiated after the date of this Agreement, that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole).  As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and none of the Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii)            Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.  Parent maintains internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries, are being made only in accordance with authorizations of management and directors of Parent, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent and its Subsidiaries assets that could have a material effect on its financial statements.  Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of the Parent Board (1) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of the

Parent Board any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.  Parent has made available to the Company as of the date of this Agreement a summary of any such disclosure made by management to Parent’s independent registered public accounting firm and audit committee since the Applicable Date. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from employees of Parent regarding questionable accounting or auditing matters, have been received by Parent.

(iii)            Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of the Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries, as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Parent Reports including any related notes and schedules, fairly presents in all material respects, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year‑end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f)            Absence of Certain Changes.

(i)            Since December 31, 2017, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice.

(ii)            Since December 31, 2017 through the date of this Agreement, there has not been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences in the business, results of operations, properties, assets, liabilities, operations or financial condition of Parent and its Subsidiaries that individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

(iii)            From December 31, 2017 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by Parent or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g)            Litigation and Liabilities.  There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity, except in each case for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, known or unknown, asserted or unasserted, absolute, determined, determinable or otherwise and whether or not accrued, that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than:  (i) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Parent Reports or in the notes to such balance sheet; (ii) liabilities or obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Parent Reports; (iii) liabilities or obligations incurred in connection with the Transactions; and (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(h)            Compliance with Laws.

(i)            Parent and its Subsidiaries are and have at all times since November 29, 2015 (the “Parent Applicable Date”) been in compliance with all Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.  Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is, to the Knowledge of Parent, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.  Parent and Merger Sub have each obtained and are in compliance with Licenses necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, and all such Licenses are valid and in full force and effect.

(ii)            Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole, (A) Parent and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance with the Anti-Corruption Laws and the Trade Laws, (B) Parent and its Subsidiaries have developed and currently implement a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws and the Trade Laws, (C) there have been no voluntary disclosures by Parent or any of its Subsidiaries under any Anti-Corruption Law or Trade Law, (D) no Governmental Entity has notified Parent or any Subsidiary of Parent in writing of any actual or alleged violation or breach of any Anti-Corruption Law or Trade Law, (E) neither Parent nor any Subsidiary of Parent has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to Parent’s or any such Subsidiary’s compliance with any Anti-Corruption Law or Trade Law, and to Parent’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (F) neither Parent nor any Subsidiary of Parent has been or is now under any administrative, civil or criminal charge or indictment or, to Parent’s Knowledge, investigation alleging non-compliance with the Anti-Corruption Laws or the Trade Laws, nor, to Parent’s Knowledge, is there any reasonable basis for any such charge, indictment or investigation, and (G) since the Parent Applicable Date, neither Parent nor any Subsidiary of Parent has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-

Corruption Law or Trade Law, nor, to Parent’s Knowledge, is there any reasonable basis for any such proceeding, and there are no unresolved questions or claims concerning the liability of Parent or any Subsidiary of Parent with respect to any such Laws.

(iii)            Neither Parent nor any of its Subsidiaries, nor any director, officer or employee of Parent or any of its Subsidiaries, or, to Parent’s Knowledge, any agent or other Person acting for, on behalf of, or at the direction of Parent or any of its Subsidiaries has, since the Parent Applicable Date, provided, offered, gifted or promised, directly or indirectly, anything of value to any Government Official, political party or candidate for government office, nor provided or promised anything of value to any other Person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any Government Official, political party or candidate for government office, for the purpose of:

(A)            influencing any act or decision of such official, party or candidate in his or her official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of Parent or its Subsidiaries; or

(B)            inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist Parent or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

(iv)            Since the Parent Applicable Date, neither Parent, nor any of its Subsidiaries, nor any employees, officers or directors of Parent or its Subsidiaries, or, to Parent’s Knowledge, any agents or other Persons acting for, on behalf of, or at the direction of Parent or any of its Subsidiaries has: (A) been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Entity of the United States, including the list of Specially Designated Nationals and Blocked Persons, the list of Foreign Sanctions Evaders, the Sectoral Sanctions Identifications List, the Denied Persons List, the Entity List and the Debarred List; (B) participated in any transaction involving such designated person or entity, or any country subject to an embargo or substantial restrictions on trade under the Trade Laws; (C) exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology or services in violation of the Trade Laws; or (D) participated in any transaction connected with any purpose prohibited by the Trade Laws, including, without limitation, support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(i)            FDA/USDA/FTC Product Matters. Without limiting the generality of Section 5.2(h):

(i)            Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole, since the Parent Applicable Date, Parent, its Subsidiaries and all products manufactured or marketed by Parent or any Subsidiary (the “Parent Products”) have complied and are in compliance with (A) the applicable provisions of the Federal Food, Drug, and Cosmetic Act, and the applicable regulations and requirements adopted by the FDA thereunder, the applicable statutes, regulations and requirements of the USDA, all applicable statutes enforced by the FTC and the applicable FTC regulations and requirements and any applicable requirements established by any state, local or foreign Governmental Entity responsible for regulating food products, and (B) all terms and conditions imposed in any Licenses granted to Parent or any Subsidiary by any Food Authority. The foregoing includes, but is not limited to, with respect to any jurisdiction in which any Parent Product is manufactured, marketed or sold, any applicable good manufacturing practices and sanitation requirements, labeling and advertising requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, laboratory controls, storage and warehousing procedures and requirements, transportation and shipping requirements and shelf-life requirements.

(ii)            Since the Parent Applicable Date, none of (A) Parent, any Subsidiary, any Parent Product or the facilities in which the Parent Products are manufactured, processed, packaged or held or (B) to the Knowledge of Parent, with respect to the Parent Products, the Persons that manufacture, process, package, or supply ingredients and packaging materials for or distribute the Parent Products, has received or is subject to, or since the Parent Applicable Date has been subject to, (1) any warning letter, untitled letter, notice of inspectional observation (FDA Form 483) or other adverse correspondence or notice from the FDA, Notice of Suspension or Notice of Intended Enforcement or other adverse correspondence or notice from the USDA or (2) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement action by any Food Authority, except for those to which Parent or its Subsidiary responded (a copy of all correspondence related thereto has been made available to Parent) or those that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole.

(iii)            Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole, since the Parent Applicable Date, none of (A) Parent or its Subsidiaries, or (B) to the Knowledge of Parent, with respect to the Parent Products, the Persons that manufacture, process, package, supply ingredients for or distribute the Parent Products, has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Parent Product. To the Knowledge of Parent, there are no facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any Parent Product sold or intended to be sold or (2) as a result of regulatory action, (x) a material change in the labeling of any such Parent Products or (y) a termination or suspension of the marketing of such Parent Products.

(j)            Related Party Agreements.  There are no Contracts between Parent or an Subsidiary of Parent, on the one hand, and Parent’s Affiliates (other than Subsidiaries of Parent), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(k)            Intellectual Property.

(i)            Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (A) Parent and the Subsidiaries of Parent own, license or otherwise have the valid right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens other than Permitted Liens; (B) no proceedings or Orders are pending or, to the Knowledge of Parent, have been threatened in writing (including cease and desist letters or requests for a patent license) in the past three years against Parent or any Subsidiary of Parent with regard to any Intellectual Property; (C) the operation of Parent’s business and the businesses of the Subsidiaries of Parent as currently conducted and as conducted in the past three years does not infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person and, to the Knowledge of Parent, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to Parent or any of the Subsidiaries of Parent; (D) all registrations and applications for Parent Intellectual Property owned by Parent or any of the Subsidiaries of Parent are subsisting and unexpired and to the Knowledge of Parent, are valid and enforceable; (E) Parent and each Subsidiary of Parent take commercially reasonable actions to protect the confidentiality of Trade Secrets included in the Parent Intellectual Property, and to the Knowledge of Parent, there has not been any disclosure of any Trade Secrets in a manner that has resulted or is reasonably likely to result in the loss of such Trade Secrets or other rights in and to such information; and (F) Parent and each Subsidiary of Parent take commercially reasonable actions to maintain and protect the integrity, security and operation of their software and systems (and all information transmitted thereby or stored therein), and there have been no violations of Law or the policies and procedures of Parent and any Subsidiary of Parent in the past three years with respect to the matters described in this clause (i).

(ii)            During the past three years there has been no Security Breach with respect to Parent, except in each case as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Parent and its Subsidiaries have at all times in the past three years used in all material respects industry-standard controls, technologies, processes and practices to detect, identify and remediate Security Breaches.

(l)            Brokers and Finders.  None of Parent, Merger Sub or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other Transactions, except that Parent has employed the Persons identified in Section 5.2(l) of the Parent Disclosure Letter as its financial advisors in connection with the Transactions, the fees of which will be paid by Parent or a Subsidiary of Parent.

(m)          Customers and Suppliers.  From January 1, 2017 through the date of this Agreement, no Parent Material Customer or Parent Material Supplier has terminated, materially curtailed or notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of Parent, otherwise notified Parent or any of its Subsidiaries) that it intends to terminate or materially curtail any business relationship with Parent and its Subsidiaries.  For purposes of this Agreement, “Parent Material Customers” means Parent’s 10 largest customers for the fiscal year ended May 27, 2018 as measured by gross revenue, and “Parent Material Suppliers” means Parent’s 15 largest suppliers for the fiscal year ended May 27, 2018 as measured by gross expenditures.

(n)            Financing.  Parent will have sufficient funds available to it for Parent and, as of the Effective Time, the Surviving Corporation, to complete the Merger, and to satisfy the obligations of Parent as and when contemplated by this Agreement and to pay or otherwise perform the obligations of Parent under any agreement or documents entered into in connection with the Merger.

(o)            No Other Representations or Warranties. Except for the representations and warranties expressly contained in Section 5.1, each of Parent and Merger Sub acknowledges that neither the Company nor any Person acting on its behalf makes any other express or any implied representations or warranties with respect to (i) the Company or any Subsidiaries of the Company, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company or the Subsidiaries of the Company or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by the Company or any Person acting on any of their behalf to Parent or Merger Sub, any Affiliate of Parent or any Person acting on any of their behalf.

ARTICLE VI
 COVENANTS

            6.1            Interim Operations.

(a)            Covenants of the Company.  The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed)) and except as expressly contemplated by this Agreement, as required by applicable Laws, Orders or Governmental Entities or as set forth on Section 6.1(a) of the Company Disclosure Letter, it shall conduct its and its Subsidiaries’ business in the ordinary and usual course, consistent with past practice and, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, insurers, employees, unions and business associates, maintain in effect all Licenses and Contracts that do not expire by their terms prior to the Effective Time and keep available the services of its and its Subsidiaries’ present officers, employees and agents and maintain their material tangible assets in good working order and, in the ordinary course of business consistent with past practice, timely file all Tax Returns and pay all Taxes shown as due on such Tax Returns or that are otherwise required to be paid by or on behalf of the Company or any of its Subsidiaries.  Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (x) as otherwise expressly required by this Agreement or required by any applicable Law, Order or Governmental Entity (y) as Parent may approve in writing (such approval, other than with respect to Sections 6.1(a)(ii), 6.1(a)(iv), 6.1(a)(vi) and 6.1(a)(vii), not to be unreasonably withheld, conditioned or delayed), or (z) as set forth in the relevant subsection of Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i)            adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments, or the terms of any security of the Company or any Subsidiary, other than in immaterial respects in relation to any Subsidiary of the Company;

(ii)            (A) merge or consolidate itself or any of its Subsidiaries with any other Person or (B) restructure, reorganize or completely or partially liquidate;

(iii)            except as permitted by Section 6.1(a)(x), acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets (A) constituting a business or (B) otherwise outside of the ordinary course of business, in each case with a value or purchase price in excess of $3,000,000 individually or $10,000,000 in the aggregate in any transaction or series of related transactions, other than, with respect to clause (B), acquisitions pursuant to Contracts in effect as of the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement;

(iv)            issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Company Shares upon the settlement of Company Equity Awards, in each case that are outstanding on the date of this Agreement or as permitted to be granted after the date of this Agreement pursuant to Section 6.1(a)(xvi), in accordance with the terms of those Company Equity Awards; or (B) any securities of a wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(v)            make any loans, advances or capital contributions to or investments in any Person (other than loans or advances between or among the Company and any of its direct or indirect wholly-owned Subsidiaries) in excess of $5,000,000 in the aggregate;

(vi)            declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company that are made in compliance with the Company Credit Agreement, the Company Indenture and the other contractual obligations of the Company and its Subsidiaries); provided that, in each case solely to the extent in compliance with the Company Credit Agreement, the Company Indenture and the other contractual obligations of the Company and its Subsidiaries, (A) the Company may continue to declare and pay regular quarterly cash dividends to the holders of Company Shares in an amount not in excess of the amount set forth in Section 6.1(a)(vi) of the Company Disclosure Letter, in accordance with the Company’s past practice and (B) the Company may give effect to dividend equivalent rights with respect to outstanding grants under the Company Stock Plans, in the ordinary course of business consistent with past practice;

(vii)            enter into any agreement with respect to the voting of its capital stock;

(viii)            reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix)            (I) incur any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice pursuant to the revolving, swingline or letter of credit facilities of the Company Credit Agreement in an aggregate amount not to exceed $50,000,000 (provided that $40,000,000 of such amount shall be limited to seasonal purchases for agricultural purposes) outstanding at any time (in addition to amounts outstanding thereunder as of April 1, 2018), provided that no Indebtedness incurred by the Company or any Subsidiaries of the Company shall have any voting rights associated therewith, (B) intercompany Indebtedness among the Company and its wholly-owned Subsidiaries, (C) guarantees by the Company or any wholly-owned Subsidiary of the Company of Indebtedness of the Company or any other wholly-owned Subsidiary of the Company, (D) Indebtedness in respect of letters of credit, performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, and (E) Indebtedness in respect of interest rate, currency or commodity derivatives or hedging transactions or similar arrangements in the categories and pursuant to the proposed hedging programs set forth on Section 6.1(a)(ix)(I)(E) of the Company Disclosure Letter; or (II) redeem, repay, defease or cancel any Indebtedness, other than (A) as required in accordance with its terms, (B) Indebtedness incurred in reliance on Section 6.1(a)(ix)(I)(A), (C) as directed by Parent in accordance with Section 6.12 or (D) repayments of borrowings under the Company Credit Agreement in the ordinary course of business;

(x)            (A) make or authorize any payment of, accrual or commitment for, capital expenditures, in each case, in excess of $7,500,000 in the aggregate more than the amount listed on the budget (or with respect to the 2019 fiscal year, the forecast) previously made available to Parent or (B) implement or effect any process, strategy or program intended to, or that could reasonably be expected to, reduce selling, general and administrative costs or expenses in excess of $1,000,000;

(xi)            (A) other than in the ordinary course of business, amend, modify, terminate or waive any material right under any Material Contract, (B) other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, or (C) enter into any Contract that would have been a Material Contract pursuant to any of clause (ii), (iv) or (vi) of the definition thereof had it been entered into prior to this Agreement;

(xii)            (A) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP that become effective after the date of this Agreement, (B) change its fiscal year, or (C) make any material change in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect the Company;

(xiii)            except as permitted by Section 6.1(a)(xiv)(E), settle, propose to settle or compromise any action before a Governmental Entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages by the Company or its Subsidiaries that exceed $3,000,000 in the aggregate (together with all other settlements or compromises after the date of this Agreement), (B) that imposes any material equitable or non-monetary relief, penalty or restriction on the

Company or any of its Subsidiaries (or, after the Effective Time, on Parent or any of Parent’s Subsidiaries), (C) that would reasonably be expected to affect the rights or defenses available to the Company or any of its Subsidiaries in any related or similar claims that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole; provided that, notwithstanding any of the foregoing, the Company may not settle, propose to settle or compromise any claim or action that is covered by Section 6.14 except as is expressly permitted by Section 6.14, or (D) that involves the admission of wrongdoing by the Company or any Subsidiary of the Company or would result in an actual or potential violation of any criminal Law;

(xiv)            (A) make, change or rescind any Tax election that, individually or in the aggregate, would reasonably be expected to materially and adversely affect the Tax liability of the Company or any Subsidiary of the Company, (B) adopt or change any material Tax accounting method, (C) adopt or change any Tax accounting period that, individually or in the aggregate, would reasonably be expected to materially and adversely affect the Tax liability of the Company or any Subsidiary of the Company, (D) amend any material Tax Return, (E) settle, compromise, concede or abandon any Tax liability, claim or assessment or enter into any closing agreement with respect to Taxes, in each case that exceeds $1,000,000 individually or $5,000,000 in the aggregate (together with (x) all other settlements, compromises, concessions, or abandonments with respect to any Tax liability, claim or assessment or (y) closing agreements entered into, made or taken with respect to Taxes, in each case of clauses (x) and (y), on or after the date of this Agreement), (F) surrender any right to claim a refund of material Taxes, (G) waive or extend any statute of limitations with respect to a material amount of Taxes, or (H) seek or obtain any ruling from a Governmental Entity with respect to Taxes;

(xv)            transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of, or grant or permit any Lien on, any of its material properties, licenses, operations, assets, product lines or businesses or those of any of its Subsidiaries, including any equity interests of any of its Subsidiaries, except (other than with respect to equity interests of any Subsidiary of the Company) (A) in connection with goods or services provided in the ordinary course of business consistent with past practice, (B) sales of obsolete assets, (C) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $10,000,000 in the aggregate, or (D) pursuant to Contracts in effect prior to the date of this Agreement that have been provided to Parent prior to the date of this Agreement;

(xvi)            except as required by any Company Labor Agreements in effect as of the date of this Agreement or the terms of any Company Benefit Plan existing as of the date of this Agreement, (A) increase or accelerate the payment of any benefits of any current or former directors, officers, employees, or independent contractors or consultants (who are natural persons) of the Company or its Subsidiaries other than increases to employees who have a title below that of vice president in the ordinary course of business consistent with past practice, (B) pay or award, or commit to pay or award, any compensation, bonuses, incentive compensation or other benefits (or accelerate the payments, rights or benefits) payable to any director, officer, consultant or independent contractor (who is a natural person) or employee other than salary, wage rate or annual bonus increases to employees who have a title below that of vice president in the ordinary course of business consistent with past practice, (C) accelerate the time of funding or payment of, or increase the amount required to fund, any Company Benefit Plan, or fund any rabbi trust or similar arrangement associated with or intended to satisfy liabilities under any Company Benefit Plan, (D) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of its or its Subsidiaries’ directors, officers, employees, consultants or independent contractors, (E) grant any new awards under any Company Benefit Plan, (F) enter into, establish, adopt, amend or terminate any Company Benefit Plan or any other agreement or arrangement which would be a Company Benefit Plan if it were in effect on the date of this Agreement, (G) adopt, enter into, modify or amend or terminate any Company Labor Agreement, (H) hire any employee of the Company or any of its Subsidiaries other than the hiring of employees to replace employees or to fill open positions, in either case, with base pay not in excess of $250,000, (I) terminate the employment of any executive officer other than for cause or due to disability (in either case, as determined by the Company in the ordinary course of business), or (J) engage in any action, or fail to take any action, that could cause a partial or complete withdrawal, or could give rise to any liability with respect to a partial or complete withdrawal, pursuant to any multiemployer plan within the meaning of Section 3(37) of ERISA;

(xvii)            effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act or any similar state or local Law;

(xviii)            take or omit to take any action if such action or omission would reasonably be expected to result in any of the conditions set forth in Article VII not being satisfied; or

(xix)            agree, authorize or commit to do any of the foregoing.

(b)            Covenants of Parent.  From the date of this Agreement until the Effective Time, except (x) as otherwise expressly contemplated by this Agreement or required by applicable Law, (y) as Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), or (z) as set forth in the relevant subsection of Section 6.1(b) of the Parent Disclosure Letter, Parent will not:

(i)            adopt or propose any change in its certificate of incorporation or bylaws, or the terms of any security of Parent;

(ii)            reclassify, split, combine, subdivide or redeem, directly or indirectly, any of its capital stock;

(iii)            declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or repurchase any Parent Shares at a premium; provided that, in each case solely to the extent in compliance with the credit agreements, indentures and other contractual obligations of Parent and its Subsidiaries, (A) Parent may continue to declare and pay regular quarterly cash dividends to the holders of Parent Shares in an amount not in excess of the amount set forth in Section 6.1(b)(iii) of the Parent Disclosure Letter, in each case in accordance with Parent’s past practice, and (B) Parent may give effect to dividend equivalent rights with respect to outstanding grants under the Parent Stock Plan, any similar Parent plan, consistent with past practice;

(iv)            restructure, reorganize or completely or partially liquidate (except for any such transactions among its wholly-owned Subsidiaries);

(v)            acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (A) impose any delay beyond the End Date in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting or approval period, (B) increase the risk in any material respect of any Governmental Entity entering an order prohibiting the consummation of the Merger, or (C) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

(vi)            issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Parent Shares upon the settlement of any grants made under any Parent Stock Plan, or any similar Parent plan; (B) any securities of a Subsidiary of Parent to Parent or any other Subsidiary of Parent; or (C) any grants under the Parent Stock Plan, or any similar Parent plan;

(vii)            take or omit to take any action if such action or omission would reasonably be expected to result in any of the conditions set forth in Article VII not being satisfied; or

(viii)            agree, authorize or commit to do any of the foregoing.

(c)            PBGC Coordination.  From and after the date of this Agreement, the Company will notify Parent and Parent will notify the Company promptly of any notice or other communication received by the other party or any of their Subsidiaries or ERISA Affiliates from the PBGC regarding any defined benefit pension plan of the Company, Parent or any of their Subsidiaries or ERISA Affiliates.  In the event of any such notice or communication, the Company and Parent will cooperate in good faith with respect to any communications with the PBGC or its representatives, and neither the Company nor Parent (nor any of their respective Subsidiaries or ERISA Affiliates) will enter into any Contract with the PBGC prior to the Effective Time in connection with the Transactions without notifying and consulting with the other Party.

(d)            Interim Communications by the Company.  Prior to making any written communications disseminated to the employees, officers, directors, or independent contractors of the Company or its Subsidiaries pertaining to compensation, benefit or other matters related to the Transactions, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication and the Company shall incorporate all reasonable comments received from Parent.  The Parties shall cooperate in providing any such mutually agreeable communication.  Notwithstanding the foregoing, without prior consultation, the Company may disseminate information included in a written communication already approved for distribution by Parent.

6.2            Acquisition Proposals.

(a)            No-Shop.  The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries shall, and shall cause its Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives (such Persons, collectively, “Representatives”) not to, directly or indirectly:

(i)            initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii)            enter into, engage in, maintain, continue or otherwise participate in any discussions or negotiations with, or furnish or otherwise make available any non-public information or data to, any Person other than Parent and Merger Sub, or any of their Affiliates or any of their respective Representatives (a “Third Party”) regarding an Acquisition Proposal; or

(iii)            enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, memorandum of understanding or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(c)) relating to, or that would reasonably be expected to lead to, an Acquisition Proposal (an “Alternative Acquisition Agreement”).

(b)            Cessation of Discussions. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and/or its Representatives, with respect to any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to, any Acquisition Proposal, and shall promptly seek to have each Third Party to whom confidential information has been furnished or otherwise made available by or on behalf of the Company or any of its Subsidiaries within the 12-month period preceding the date of this Agreement in connection with, or for the purpose of evaluating, an Acquisition Proposal promptly return or destroy all such confidential information so furnished or otherwise made available.

(c)            Follow-up Exception. Notwithstanding anything to the contrary in this Agreement, the Company, or any of its Representatives, may in any event (i) seek to clarify the terms and conditions of any unsolicited inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide Acquisition Proposal and (ii) inform a Third Party that makes an Acquisition Proposal of the restrictions imposed by the provisions of this Section 6.2 (without conveying, requesting or attempting to gather any other information (except as otherwise specifically permitted hereunder)).

(d)            No-Shop Exception.  Notwithstanding anything to the contrary in Sections 6.2(a), 6.2(b) or 6.2(c), between the date of this Agreement and the time the Requisite Company Vote is obtained, if (i) the Company receives a bona fide Acquisition Proposal that did not result from a breach by the Company or its Subsidiaries or Representatives of this Section 6.2 and (ii) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then, before (but not after) the Requisite Company Vote is obtained, the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party making the Acquisition Proposal and its Representatives regarding an Acquisition Proposal and (B) furnish to such Third Party or its Representatives information, including non-public information, relating to, and afford access to the business, properties, assets, books and records of, the Company and any of its Subsidiaries, pursuant to an Acceptable Confidentiality Agreement; provided that such the Company shall promptly provide to Parent any such information that is provided to any such Third Party that was not previously provided to or made available to Parent; provided, further, that the Company and its Subsidiaries shall, and shall cause their respective Representatives to, promptly (and in any event within 24 hours) following the time (if any) that the Company Board determines in good faith that such Acquisition Proposal does not constitute and would not reasonably be expected to result in a Superior Proposal, terminate such negotiations, discussion and information access and seek to have such Third Party promptly return or destroy all Confidential Information made available to such Third Party.

(e)            Restrictions on Changes of Recommendation.  Subject to Section 6.2(f) and Section 6.2(h), the Company Board and each committee thereof, shall not, directly or indirectly:  (i) fail to include the Company Recommendation in the Prospectus/Proxy Statement, (ii) withhold or withdraw (or qualify or modify in a manner adverse to the other Parties) the Company Recommendation or its approval of this Agreement or the Merger or publicly propose to do so, (iii) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or as expressly permitted by Section 6.2(g), or fail to recommend against acceptance of such a tender or exchange offer by the close of business on the earlier of (A) the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14e-2 under the Exchange Act and (B) the second Business Day prior to the Company Stockholders Meeting, as the same may be postponed in accordance with Section 6.4  (it being understood and agreed that the Company Board may take no position with respect to an Acquisition Proposal that is a tender offer or exchange offer during the period referred to in the applicable of clause (A) and clause (B) without such non-position constituting, in and of itself, an Adverse Recommendation Change), or (iv) (except as permitted by Section 6.2(f)) adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any Acquisition Proposal or resolve or agree or publicly propose to take any such actions (each such action set forth in this Section 6.2(e) with respect to the Company Board being referred to herein as an “Adverse Recommendation Change”).

(f)            Permitted Changes of Recommendation.  Notwithstanding anything contained in this Section 6.2 to the contrary, prior to the time the Requisite Company Vote is obtained, the Company Board may, after complying with Section 6.2(h),

(i)            effect an Adverse Recommendation Change if (and only if) (A) an Intervening Event occurs and (B) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company under applicable Law, or

(ii)            (A) effect an Adverse Recommendation Change or (B) cause the Company to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal and terminate this Agreement pursuant to Section 8.3(b), in each case if (and only if) (x) the Company receives a bona fide Acquisition Proposal that did not result from a breach by the Company of this Section 6.2 that is not withdrawn and (y) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes a Superior Proposal; provided that any purported termination of this Agreement pursuant to this Section 6.2(f)(ii)(B) shall be void and of no force and effect unless the termination is in accordance with Section 8.3(b) and the Company pays to Parent the Termination Fee prior to or concurrently with such termination.

(g)            Certain Permitted Disclosure.  In addition, nothing contained in this Section 6.2 shall prevent the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any legally required disclosure to stockholders with regard to the Transactions (provided that neither the Company nor the Company Board may effect an Adverse Recommendation Change unless permitted by Section 6.2(f)), (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or (iii) disclosing that the Company Board or any committee thereof has determined that an Acquisition Proposal constitutes a Superior Proposal, that the Company Board or any committee thereof intends to make an Adverse Recommendation Change or that the Company intends to terminate this Agreement to enter into an Alternative Acquisition Agreement and in each case any material facts and circumstances relating thereto.

(h)            Match Rights.  The Company Board shall not take any action set forth in Section 6.2(f) unless it has first:

(i)            caused the Company to provide Parent at least five Business Days’ prior written notice of its intent to make an Adverse Recommendation Change or cause the Company to enter into an Alternative Acquisition Agreement in accordance with Section 6.2(f) (a “Specified Event Notice”), which notice shall (x) in the case of an action contemplated by Section 6.2(f)(i), specify in reasonable detail the circumstances related to the Intervening Event and the Company Board’s determination with respect thereto, or (y) in the case of an action contemplated by Section 6.2(f)(ii), (A) state that the Company has received an unsolicited Superior Proposal, (B) specify the material terms and conditions of such Superior Proposal, (C) identify the Person making such Superior Proposal, and (D) enclose the most recent draft of any agreements intended to be entered into in connection with such Superior Proposal (it being understood and agreed that the delivery of the notification contemplated by this clause (i) shall not, in and of itself, constitute an Adverse Recommendation Change);

(ii)            caused the Company and its Representatives to negotiate, to the extent Parent so wishes to negotiate, in good faith during such five Business Day period following delivery of the Specified Event Notice (the “Notice Period”), with Parent concerning any revisions to the terms of this Agreement that Parent wishes to propose in response to such Intervening Event or Superior Proposal, as applicable; and

(iii)            following the end of the Notice Period, determined in good faith after consultation with its outside legal counsel and financial advisor, that (x) in the case of an action contemplated by Section 6.2(f)(i), the failure to effect an Adverse Recommendation Change in response to such Intervening Event continues to be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company under applicable Law after taking into account any changes to which Parent has committed in writing to make to this Agreement, or (y) in the case of an action contemplated by Section 6.2(f)(ii), such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any changes to which Parent has committed in writing to make to this Agreement; provided, however, that, in the case of a Specified Event Notice in response to a Superior Proposal, if, during the Notice Period, any revisions are made to the financial or other material terms of the Superior Proposal that is the subject of such Specified Event Notice, the Company shall deliver to Parent a new notice describing such revisions (and providing copies of the most recent draft of any agreements implementing such revisions) and shall comply with the requirements of clause (i) and clause (iii) of this Section 6.2(h) (except that the Notice Period for such Superior Proposal shall be reduced from five Business Days to three Business Days).

(i)            Notice of Acquisition Proposals.  The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, in each case by any Person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, an Acquisition Proposal, which notice shall include the material terms and conditions of any such Acquisition Proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such Acquisition Proposal and indicating the name of the Person making such Acquisition Proposal, inquiry, proposal, offer or request, and thereafter the notifying Party shall keep the other Party reasonably informed, on a timely basis, of the status and material terms of any such Acquisition Proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such Person or its Representatives (without prejudice to the restrictions set forth in Sections 6.2(a), 6.2(b) and the other provisions of this Section 6.2) and provide copies of all material written communications and draft documentation received relating to such Acquisition Proposal.

(j)            Representatives.  Any violation of the restrictions set forth in this Section 6.2 by any Representative of the Company or its Subsidiaries shall constitute a breach of this Section 6.2 by the Company.

            6.3            Proxy Filing; Information Supplied.

(a)            As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall promptly and jointly prepare and file with the SEC the prospectus/proxy statement relating to the Company Stockholder Meeting (the “Prospectus/Proxy Statement”) in preliminary form, and Parent shall as promptly as reasonably practicable prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in the Merger, which shall include the Prospectus/Proxy Statement (the “S-4 Registration Statement”). Parent and the Company each shall use its reasonable best efforts to have the Prospectus/Proxy Statement cleared by the SEC as promptly as practicable after such filing, and Parent shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after its filing (and keep the S-4 Registration Statement effective for so long as may be necessary to consummate the Merger), and promptly thereafter the Company shall mail the Prospectus/Proxy Statement to its stockholders.  Each of the Parties shall promptly furnish to the other all non-privileged information concerning such Party that is required by applicable Law to be included in the Prospectus/Proxy Statement or the S-4 Registration Statement so as to enable Parent to file the S-4 Registration Statement and the Company and Parent to file the Prospectus/Proxy Statement.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its Representatives for use in the Prospectus/Proxy Statement or the S-4 Registration Statement if and to the extent that such information is discovered by the Company, Parent or Merger Sub, as applicable, to be or to have become false or misleading in any material respect.  Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Prospectus/Proxy Statement or the S-4 Registration Statement received by such Party from the SEC, including any request from the SEC for amendments or supplements thereto, and shall provide the other with copies of all other material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand.  Notwithstanding the foregoing, prior to filing the Prospectus/Proxy Statement and the S-4 Registration Statement or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other Party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other Party in connection with any such document or response.  None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Prospectus/Proxy Statement or the S-4 Registration Statement unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate.  Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the S-4 Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent Shares for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b)            The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Company stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company and Parent will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(c)            If at any time prior to the Requisite Company Vote, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Prospectus/Proxy Statement or the S-4 Registration Statement, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the Company stockholders.

(d)            Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders and such other matters as may reasonably be necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Prospectus/Proxy Statement and the S-4 Registration Statement.

            6.4            Stockholders Meeting.  The Company shall (a) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that the Company may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Company Shares as of the record date established for, a meeting of holders of the Company Shares (the “Company Stockholders Meeting”) to consider and vote upon the adoption of this Agreement, (b) as soon as reasonably practicable (but in any event within 35 calendar days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (a) above, convene and hold the Company Stockholders Meeting, and (c) unless there has been an Adverse Recommendation Change permitted by and in accordance with Section 6.2(f), use its reasonable best efforts to solicit proxies from the Company stockholders in favor of the adoption of this Agreement and take all other actions necessary or advisable to secure the Requisite Company Vote; notwithstanding this Section 6.4, the Company may adjourn or postpone the Company Stockholders Meeting to a later date to the extent the Company believes in good faith, after consultation with Parent, that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Company Shares within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Company Vote, (iii) to ensure that there are sufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, or (iv) otherwise where required to comply with applicable Law.  Subject to Section 6.2, the Company Board shall recommend the adoption of the Agreement at the Company Stockholders Meeting and, unless there has been an Adverse Recommendation Change permitted by and in accordance with Section 6.2(f), shall include the Company Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such adoption.

            6.5            Filings; Other Actions; Notification.

(a)            Cooperation.

(i)            Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to (A) take or cause to be taken all actions, and do or cause to be done, and assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings, (B) obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions, including filing a Notice and Report Form with the FTC and the Antitrust Division of the United States Department of Justice (the “DOJ”) pursuant to the HSR Act as promptly as the Parties may mutually agree, acting in good faith, (C) execute and deliver any additional instruments necessary to consummate the Transactions, and (D) defend or contest in good faith any Action brought by a third party or Governmental Entity that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.

(ii)            The Company and Parent will (A) each request early termination of the waiting period with respect to the Merger under the HSR Act and (B) make the appropriate filings in connection with the approvals, notices or other requirements set forth on Section 6.5(a)(ii)(x) of the Company Disclosure Letter (the “Other Required Antitrust Approvals”) with respect to the Transactions at such time as the Parties may mutually agree, acting in good faith, and will supply as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act or other Antitrust Laws.  Subject to the limitations in the next sentence, Parent shall take, and shall cause its Affiliates to take, all actions necessary to satisfy as promptly as practicable all conditions, undertakings and requirements as may be necessary or appropriate to obtain expeditiously all required consents, authorizations, orders and approvals from Governmental Entities.  To the extent necessary in order to accomplish the foregoing and subject to Section 6.5(a)(iii) and the limitations set forth in Section 6.5(d), Parent and the Company shall use their respective reasonable best efforts to jointly propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by Parent and the Company or any of their respective Subsidiaries of, any portion of the business, properties or assets of Parent, the Company or any of their respective Subsidiaries; provided, however, that neither Parent nor the Company shall be required to propose, commit to or effect any action that is not conditioned upon the consummation of the Merger; provided further, that Parent shall not be required to propose, commit to or effect any sale, divestiture, “hold separate” arrangement or similar disposition of, or behavioral remedy in respect of, any assets or business of either Parent or the Company (or group of such assets or businesses) that, in the aggregate, generated net sales

(as the term “net sales” is utilized by Parent or the Company, as applicable, in connection with the preparation of the Parent Reports or Company Reports, as applicable) in excess of $300,000,000 during the most recently completed fiscal year of Parent or the Company, as applicable, immediately preceding the date of this Agreement, as reflected in Section 6.5(a)(ii)(y) of the Company Disclosure Letter (a “Burdensome Condition”).  The Company, Parent and Merger Sub and any of their respective Affiliates shall not take any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any applicable waiting period under the HSR Act or under any other Antitrust Laws, or the obtaining of approval of the DOJ, FTC or any other applicable Governmental Entity of any jurisdiction of the Other Required Antitrust Approvals, as necessary (including, in the case of Parent and Merger Sub, acquiring or merging with any business, Person or division thereof, or entering into a definitive agreement with respect thereto, if doing so could reasonably be expected to have such effect).

(iii)            Subject to applicable Laws relating to the exchange of information, Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any and all necessary antitrust consents or approvals and shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent shall consult and cooperate with the Company with respect to such strategy and shall consider the Company’s views in good faith.  Each Party shall permit the other Parties to review in advance, and to the extent practicable each of Parent and the Company will consult with the other on and consider in good faith the views of the other in connection with, any proposed substantive communication to any Governmental Entity in connection with this Agreement or the Transactions (including all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger or the other Transactions (including the Prospectus/Proxy Statement). In exercising the foregoing rights, each of the Parties shall act reasonably and as promptly as practicable.  In addition, neither Parent nor the Company shall, and shall cause their respective Subsidiaries not to, commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Entity, without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed and Parent shall be permitted to pull and refile any filing made under the HSR Act, or any other Antitrust Laws, prior to the End Date with the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)            Information.  The Company and Parent each shall, upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may reasonably be necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the Transactions; provided that the limitations set forth in the provisos to Section 6.6 shall apply to the Company’s and Parent’s obligations, mutatis mutandis.  In addition, each of the Company and Parent shall use its reasonable best efforts to provide the information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Prospectus/Proxy Statement and the S-4 Registration Statement.

(c)            Status.

(i)            Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to such transactions.  The Company and Parent each shall give prompt notice to the other of any change, fact or condition of which it becomes aware that would reasonably be likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or any breach by such Party of its representations, warranties, covenants or agreements hereunder that would reasonably be expected to result in the failure of any condition to the other Party’s obligations to effect the Merger hereunder.  Subject to Section 6.5(a), neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(ii)            Without limiting the generality of Section 6.5(a) or Section 6.5(c)(i), the Company and Parent shall each promptly advise the other Party if it obtains knowledge of (A) any written notice or other written communication from any counterparty to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger (and provide a copy thereof) or (B) any written notice or other written communication from any other Person alleging that the consent of such Person is or may be required in connection with the Merger (and provide a copy thereof).  The Company shall notify Parent as promptly as practicable of any written notice or other written communication received after the date of this Agreement from any party to any Material Contract to the effect that such Party has terminated or intends to terminate or otherwise materially and adversely modify its relationship with the Company or any Subsidiary of the Company.  Notwithstanding the foregoing, a Party’s failure to comply with this Section 6.5(c)(ii) (provided that such failure was not in bad faith) shall not constitute a failure of any condition set forth in Article VII to be satisfied, or otherwise provide any other Party the right not to effect the Transactions, except to the extent that any other provision of this Agreement independently provides such right.

(d)            Notwithstanding Section 6.5(a), 6.5(b) or 6.5(c) or any other provision of this Agreement to the contrary, in no event shall the Company take or permit any of its Subsidiaries to take (unless in each case Parent directs the Company to do so) any action that would result in a Burdensome Condition.

            6.6            Access and Reports.  Subject to any applicable Law, upon reasonable notice, each Party shall (and shall cause its Subsidiaries to) afford the other Party and its Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, shall (and shall cause its Subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein, and provided, further, that the foregoing shall not require either Party (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of such Party would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if such Party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to permit any intrusive environmental sampling on, at or in any of the properties owned, leased or operated by it or any of its Subsidiaries, or (iii) to disclose any privileged information or information subject to attorney work product protection of such Party or any of its Subsidiaries.  Notwithstanding anything in this Section 6.6 to the contrary, each Party shall use reasonable best efforts to obtain any consents of third parties that are necessary to permit such access or make such disclosure and shall otherwise use reasonable best efforts to permit such access or disclosure, including pursuant to the use of “clean team” arrangements pursuant to which certain Representatives of the other Party could be provided access to any such information.  All requests for information made pursuant to this Section 6.6 shall be directed to the general counsel of or other Person designated by each Party.  All such information shall be governed by the terms of the Confidentiality Agreement.

            6.7            Stock Exchange Listing and Delisting.  Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.  Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 calendar days after the Closing Date.

            6.8            Publicity.  The initial press release regarding the Merger shall be a joint press release, and thereafter, unless an Adverse Recommendation Change shall have occurred, and except with respect to press releases and other public statements in connection with Section 6.2 (to the extent expressly permitted pursuant to Section 6.2), the Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other Transactions and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.  Notwithstanding the foregoing sentence, without prior consultation, each Party (a) may, subject to Section 6.2, communicate information that is not confidential information of any other Party with financial analysts, investors and media representatives in the ordinary course of business and in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate information included in a press release or other document already approved for external distribution by the other Parties.

6.9            Employee Benefits.

(a)            For a period of one year following the Effective Time (the “Continuation Period”), Parent will, or will cause the Surviving Corporation to, provide to each Company Employee for so long as such Company Employee remains an employee of Parent or the Surviving Corporation during the Continuation Period, (i) base salary or regular hourly wage and annual incentive opportunities that are no less favorable in the aggregate than the base salary or regular hourly wage and annual incentive opportunities provided by the Company and its Subsidiaries to such Company Employee immediately before the Effective Time and (ii) other employee benefits (including the value of equity-based awards but excluding defined benefit plan and retiree welfare benefits) that are substantially similar in the aggregate to those provided by the Company and its Subsidiaries to such Company Employee immediately before the Effective Time; provided, however, that the requirements of this sentence shall not apply to Company Employees who are covered by a Company Labor Agreement.

(b)            For purposes of vesting, eligibility to participate and benefit entitlement (but excluding benefit accruals under a defined benefit plan) under the employee benefit plans of Parent and its Affiliates providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time to the extent such service was recognized by the Company and its Subsidiaries under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, except to the extent such credit would result in a duplication of benefits.  In addition, to the extent such Company Employee is eligible to participate in a New Plan following the Effective Time, and without limiting the generality of the foregoing, (i) Parent will use its commercially reasonable efforts (including by directing its third party insurance providers or third party administrators) to waive any waiting time in any and all New Plans of the same type as any Company Benefit Plans in which such Company Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent will use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans.  Parent will use its reasonable best efforts to cause the Company Employee to be given credit, under the applicable New Plan providing medical, dental, pharmaceutical and/or vision benefits, for amounts paid prior to the Effective Time during the year in which the Effective Time occurs under a corresponding Old Plan during the same period for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents as though such amounts had been paid in accordance with the terms and conditions of the New Plan.

(c)            Effective as of the Effective Time, Parent shall assume the Company’s Executive Severance Benefit Plan, effective as of July 28, 2014, and shall honor all obligations there under, in accordance with their terms, and, during the Continuation Period, Parent or the Surviving Corporation, as applicable, shall provide or cause to be provided, to each Company Employee for so long as such Company Employee remains an employee of Parent or the Surviving

Corporation during the Continuation Period, severance benefits that are no less favorable than severance benefits set forth in Section 6.9(b) of the Company Disclosure Letter.

(d)            Subject to Section 409A of the Code, Parent and the Company hereby agree that a “change of control” or “change in control” within the meaning of each Company Benefit Plan (or an event of similar effect under the terms of such Company Benefit Plan) will occur upon the Closing.

(e)            Annual bonuses for the year in which the Closing occurs shall be treated in accordance with Section 6.9(e) of the Company Disclosure Letter.

(f)            Nothing in this Agreement, expressed or implied, will (i) confer upon any Company Employee or any other Person any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or will interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or any Person at any time for any reason whatsoever, with or without cause, (ii) constitute an amendment to any Company Benefit Plan or any employee benefit or compensation plan of Parent or any of its Affiliates, (iii) obligate Parent, the Surviving Corporation or any Affiliate of Parent to maintain any particular compensation or benefit plan, program arrangement, policy or contract, or (iv) prevent Parent, the Company, or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms and any applicable Law.  Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 will create any third party beneficiary rights in any current or former service provider of the Company or its Affiliates, or any beneficiaries, dependents, or collective bargaining representative thereof, or in any other Person.

(g)            Prior to the Effective Time, the Company and its Subsidiaries shall fulfil any notification and bargaining requirements with respect to the Transactions under any Company Labor Agreements.

            6.10            Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the Party incurring such expense, except (a) that expenses incurred in connection with (i) the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement and (ii) all statutory filing fees under the HSR Act shall be shared equally by Parent and the Company and (b) as otherwise expressly set forth in this Agreement.

            6.11            Indemnification; Directors’ and Officers’ Insurance.

(a)            From and after the Effective Time, Parent will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries and each other Person who, at the request or for the benefit of the Company or any of its Subsidiaries, is or was previously serving as a director or officer or fiduciary of any other Person or any benefit plan of the Company or any benefit plan of any of the Subsidiaries of the Company (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on the date of this Agreement to indemnify such Person (and Parent shall also advance fees, costs and expenses (including attorney’s fees and disbursements) as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder).

(b)            Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(c)            For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.  From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Party in effect as of (and disclosed to Parent prior to) the date of this Agreement, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Party thereunder.

(d)            Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.11(d) of the Company Disclosure Letter.  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than that provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use its reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date of this Agreement), provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of the amount set forth in Section 6.11(d) of the Company Disclosure Letter; and, provided further that if the annual premium of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)            If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(f)            The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(g)            The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

            6.12          Company Debt Arrangements.

(a)            From the date of this Agreement through the Effective Time, at Parent’s written request, the Company shall use its reasonable best efforts to cooperate with, and provide all reasonable assistance to, Parent in connection with any steps Parent may, in its sole discretion, determine are necessary or desirable in order for Parent to terminate, retire, repay, defease, restructure, exchange, repurchase or redeem, effective at or after the Effective Time, some or all amounts outstanding under or commitments issued pursuant to (i) the Company Credit Agreement and/or (ii) the Company Indenture, and at such time terminate any or all such agreements, which cooperation and assistance shall include arranging for (A) the optional redemption, defeasance or other repurchase by Parent (on behalf of the Company) or any of Parent’s Subsidiaries of, or a tender offer or exchange offer by Parent (on behalf of the Company) or any of Parent’s Subsidiaries for, some or all of the notes issued and outstanding pursuant to the Company Indenture (and in connection therewith, obtaining the release of all guarantees with respect thereto), provided that the consummation of any such redemption, defeasance, repurchase, tender offer or exchange offer shall be contingent upon the occurrence of the Merger unless otherwise agreed by the Company, or (B) the repayment or prepayment by Parent or any of Parent’s Subsidiaries of any amounts outstanding under the Company Credit Agreement on or after the Closing Date (and in connection therewith, obtaining the termination of all commitments under and the release of all guarantees and Liens with respect thereto), provided that the consummation of any such repayment or prepayment shall be contingent upon the occurrence of the Merger unless otherwise agreed by the Company.

(b)            The Company shall use its reasonable best efforts to timely make all notices, and timely take all such other actions, required to be made by it pursuant to the Company Credit Agreement and the Company Indenture in connection with this Agreement and/or any of the Transactions, including to effectuate as of the Effective Time, the payments, releases, terminations and other matters contemplated by Section 6.12(a).

(c)            All documentation prepared by the Company, the Subsidiaries of the Company and/or the Representatives of any of the foregoing in connection with this Section 6.12 shall be subject to the prior review, comment and approval of Parent.

(d)            This Section 6.12 shall be subject to Sections 6.15(a), 6.15(b), 6.15(c), 6.15(d) and 6.15(e).

            6.13            Other Actions by the Company and Parent.

(a)            Takeover Statute.  If any Takeover Statute is or may become applicable to the Merger or the other Transactions, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate (or to the extent elimination is not possible, minimize) the effects of such statute or regulation on such Transactions.

(b)            Dividends.  The Company and Parent shall coordinate the declaration, fixing of record dates, and setting of payment dates of dividends on Company Shares and Parent Shares, to the extent declared by the respective Company and Parent boards of directors, so that holders of Company Shares (i) do not receive dividends on both Company Shares and Parent Shares (once received in the Merger) in respect of any calendar quarter and (ii) do receive a dividend on one of either of Company Shares or Parent Shares (once received in the Merger) in respect of any calendar quarter.

(c)            Section 16 Matters.  The Company Board and the Parent Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the disposition of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares, (ii) the conversion of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares into Parent Shares or other derivative securities with respect to Parent Shares, as the case may be, and (iii) the acquisition of Parent Shares or other derivative securities with respect to Parent Shares as the case may be, pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

(d)            The Company agrees that prior to the Effective Time, neither the Company nor any of its Subsidiaries shall (i) file any registration statement (other than on Form S-8) or (ii) consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

            6.14            Litigation.  The Company shall control the defense and settlement of any litigation or other legal proceedings against the Company or any of its directors relating to this Agreement, the Merger or other Transactions; provided that the Company shall promptly notify Parent of such litigation (including any threats thereof) and give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the Transactions, including the Merger.  The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar Persons by any stockholder of the Company relating to this Agreement, the Merger or any other Transaction without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

            6.15            Financing.

(a)            The Company shall use, and shall cause its Subsidiaries to use, its and their reasonable best efforts to cause its and their respective Representatives to provide to Parent all cooperation as is reasonably requested by Parent in connection with arranging, obtaining, effectuating and syndicating any financing or refinancing transactions undertaken by Parent or its Subsidiaries in connection with the Transactions, including any transaction or action contemplated by Section 6.12 (the “Financing”), including (i) promptly furnishing Parent and any of its actual or anticipated Financing Sources, provided that each such Financing Source will be subject to a confidentiality agreement in accordance with customary market practice) with (A) (x) such financial statements, financial data, audit reports and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S‑K under the Securities Act (it being understood and agreed that the preparation of any pro forma financial information shall be the responsibility of Parent and that any assistance provided by the Company in connection therewith shall not include the preparation by the Company of information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments) for registered offerings of debt or equity securities, as applicable, such financial statements to include audited consolidated balance sheets and related statements of operations, shareholders’ equity and cash flows and related notes thereto of the Company for the three fiscal years most recently ended at least 60 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of operations, shareholders’ equity and cash flows and related notes thereto of the Company for each subsequent fiscal quarter (excluding the fourth quarter of any fiscal year) ended at least 40 days prior to the Closing Date, in each case, with comparative financial information for the equivalent fiscal quarter of the prior year (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) and (y) if reasonably requested by Parent, a customary qualitative and quantitative “recent developments” section (a “Recent Developments Section”) with a brief discussion of the Company’s expected consolidated results of operations for any period for which the Company has not yet publicly filed its financial statements and (B) information regarding the

Company and its Subsidiaries customarily included in information memoranda and other syndication materials for revolving and term loan facilities (it being understood and agreed that any assistance provided by the Company in connection therewith shall not include the preparation by the Company of any projections) (collectively, the “Required Information”), (ii) making senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one meetings or conference calls with the Financing Sources), drafting sessions, lender presentations, road shows, rating agency presentations and due diligence sessions, (iii) assisting Parent and any of its Financing Sources in (A) the preparation of (1) offering documents, private placement memoranda, prospectuses, prospectus supplements, registration statements, syndication documents and materials including information memoranda, lender and investor presentations and other marketing documents (including “public side” versions thereof), and similar documents and materials for any portion of the Financing and (2) materials for rating agency presentations and (B) the conduct of any field examination and inventory appraisals, and the preparation of any related reports, in connection with any portion of the Financing in the form of an asset-based credit facility, (iv) to the extent applicable, obtaining and providing customary authorization and representation letters and arranging for customary auditor consents for use of the Required Information in the marketing documentation, (v) using reasonable best efforts to cause the independent accountants of the Company to provide customary assistance to Parent, including participating in customary accounting due diligence sessions, providing the necessary consents to file the independent accountants’ audit report in any filings with the SEC and providing comfort letters customary for registered offerings of debt or equity securities or private placements under Rule 144A under the Securities Act, as applicable, at the time of pricing of such debt or equity securities offering and the closing thereof upon completion of customary procedures (which comfort letters need not address or opine on any preliminary financial information contained in a Recent Developments Section), (vi) providing, at least five Business Days prior to the Closing, information as required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 (to the extent such information is requested at least ten Business Days before the Closing) and to the extent applicable, any beneficial ownership certifications required under the beneficial ownership regulation, (vii) assisting in the negotiation and preparation of any credit agreement, indenture, note, purchase agreement, underwriting agreement, guarantees, security agreements, customary closing certificates and other certificates, letters and documents as may reasonably be requested by Parent, in each case contemplated in connection with the Financing and (viii) take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing.

(b)            Notwithstanding this Section 6.15, the actions contemplated in Section 6.12 and this Section 6.15 do not and shall not (i) require any such cooperation to the extent it would require the Company, any of its Subsidiaries, or any of its or their respective Representatives to (A) waive or amend any terms of this Agreement, (B) pay any fees, reimburse any expenses or provide any indemnity, in each case that is not contingent on the Closing, unless Parent is obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement with respect thereto, (C) enter into any definitive agreement or binding commitment (other than customary authorization and representation letters as specifically provided in clause (a)(iv) above) that is not contingent on the Closing or (D) take any actions that would cause the Company or any of its Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing,

(ii) require any such cooperation from the Company, any of its Subsidiaries, or any of its or their respective Representatives to the extent it would reasonably be expected to materially interfere with the ongoing operations of the Company or any of its Subsidiaries, (iii) cause any Representative of the Company or any of its Affiliates to incur any personal liability, (iv) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to be the issuer of any securities or issue any offering document prior to the Closing or require the Company, any of its Affiliates, or any of its or their respective Representatives to enter into or approve any Financing or purchase agreement for any Financing prior to the Closing, (v) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged and disclosure of which would result in a loss of privilege, (vi) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to take any action that, prior to the Closing, will conflict with or violate the organizational documents of such Person, any Material Contract or any applicable Law or legal proceeding, or (vii) require the Company, any of its Subsidiaries, or any of its or their respective Representatives, prior to the Closing, to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any financing, or any other Person with respect to any actions under this Section 6.15, as to the solvency of the Company, any of its Subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate.

(c)            Parent shall indemnify and hold harmless the Company, its Subsidiaries, and their respective Representatives from, against and in respect of any actual losses, liabilities, damages, claims, costs, expenses, interest, awards, judgments or penalties, of any kind (“Losses”), imposed on, sustained, incurred or suffered by, or asserted against, any of them, to the extent relating to, arising out of or resulting from the arranging or obtaining of any Financing or any cooperation requested by or provided to Parent pursuant to Section 6.12 or this Section 6.15 to the fullest extent permitted by applicable Law, except to the extent such Losses arise out of the gross negligence, bad faith, fraud or willful misconduct of the Company or any of its Subsidiaries or any of its or their respective Representatives or a material breach of this Agreement.  Parent shall from time to time (upon request by the Company) promptly reimburse the Company for any reasonable and documented out-of-pocket expenses and costs (including reasonable out-of-pocket auditor’s and attorney’s fees and expenses) incurred in the performance of the Company’s or its Subsidiaries’ or Representatives’ obligations under Section 6.12 or this Section 6.15 (provided that such reimbursement shall not include general auditor and legal expenses the Company would have incurred regardless of whether cooperation was requested pursuant to Section 6.12 or this Section 6.15).  This Section 6.15(c) shall survive the Effective Time or earlier termination of this Agreement. Subject to Parent’s indemnification obligations under Section 6.12 or this Section 6.15, the Company hereby consents to the use of all of its and its Subsidiaries’ corporate logos in connection with the initial syndication or marketing of any Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(d)            Without limiting Section 6.15(c), Parent acknowledges and agrees that none of the Company, its Affiliates or any of their respective Representatives has any responsibility in connection with any Financing except pursuant to Section 6.12 or this Section 6.15.  Any document prepared or utilized in connection therewith that includes any information provided by the

Company, its Affiliates or any of their respective Representatives shall, in each case unless the Effective Time occurs, (i) state that none of the Company or any of its Affiliates has any responsibility for the content of such document and (ii) disclaim all responsibility therefor on the part of the Company, its Affiliates and their respective Representatives, in each case other than with respect to information regarding the Company provided by the Company, any of its Affiliates or any of their respective Representatives for inclusion therein.

(e)            Each of Parent and Merger Sub acknowledges and agrees that (i) the obtaining of the Financing, or any alternative financing, is not a condition to the Closing and (ii) none of Parent’s or Merger Sub’s respective obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining financing in respect of the Transactions.

            6.16          Approval by Sole Stockholder of Merger Sub.  Promptly following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub, will adopt this Agreement in accordance with applicable Law and Merger Sub’s certificate of incorporation and bylaws.

ARTICLE VII
 CONDITIONS

            7.1            Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)            Company Stockholder Approval.  This Agreement shall have been duly adopted by holders of Company Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b)            NYSE Listing.  The Parent Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(c)            Regulatory Consents.  The waiting period under the HSR Act applicable to the consummation of the Merger and the other Transactions shall have expired or been terminated and any Other Required Antitrust Approvals shall have been obtained or satisfied, as applicable.

(d)            Litigation.  No court or other Governmental Entity of competent jurisdiction in the United States or in a jurisdiction set forth on Section 7.1(d) of the Company Disclosure Letter shall have enacted, issued, promulgated, enforced or entered any applicable Law, (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other Transactions (collectively, an “Order”).

(e)            S-4.  The S-4 Registration Statement shall have become effective under the Securities Act.  No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued (and not rescinded), and no proceedings for that purpose shall be pending before the SEC.

            7.2            Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)            Representations and Warranties.  Each of the representations and warranties of the Company set forth in (i) Section 5.1 (other than the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.1(b) (Capital Structure), Section 5.1(c) (Corporate Authority, Approval), Section 5.1(d)(ii)(A) (Non‑Contravention), Section 5.1(j) (Takeover Statutes) and Section 5.1(s) (Brokers and Finders)) shall be true and correct (without regard to “materiality,” “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) Section 5.1(b)(i) and Section 5.1(b)(ii) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for de minimis inaccuracies, and (iii) the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.1(b) (other than Section 5.1(b)(i) and Section 5.1(b)(ii)) (Capital Structure), Section 5.1(c) (Corporate Authority, Approval), Section 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(j) (Takeover Statutes) and Section 5.1(s) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date).  Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b)            Performance of Obligations of the Company.  The Company shall have performed and complied with, in all material respects, all of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in this Section 7.2(b) have been satisfied.

(c)            No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in this Section 7.2(c) have been satisfied.

7.3            Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)            Representations and Warranties.  Each of the representations and warranties of Parent and Merger Sub set forth in (i) Section 5.2 (other than the first sentence of Section 5.2(a) (Organization, Good Standing and Qualification), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority; Approval), Section 5.2(d)(ii)(A) (Non-Contravention) and Section 5.2(j) (Brokers and Finders)), shall be true and correct (without regard to “materiality,” “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, and (ii) the first sentence of Section 5.2(a) (Organization, Good Standing and Qualification), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority, Approval), Section 5.2(d)(ii)(A) (Non‑Contravention) and Section 5.2(j) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date).  The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b)            Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed and complied with, in all material respects, all of their respective obligations under this Agreement required to be performed or complied with by them at or prior to the Closing Date. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to the effect the conditions set forth in this Section 7.3(b) have been satisfied.

(c)            No Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to the effect the conditions set forth in this Section 7.3(c) have been satisfied.

ARTICLE VIII
 TERMINATION

            8.1            Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2            Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote, by either Parent or the Company if:

(a)            the Merger shall not have been consummated by April 1, 2019 (the “End Date”); provided that if on the End Date any of the conditions set forth in Section 7.1(c) or Section 7.1(d) (to the extent relating to the matters set forth in Section 7.1(c)) shall not have been satisfied but all other conditions set forth in Article VII shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions), then the End Date shall be automatically extended to June 26, 2019, and such date shall become the End Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party that has breached its obligations in any material respect under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Merger to have been consummated by the End Date;

(b)            the adoption of this Agreement by the stockholders of the Company shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(c)            any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

The right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to, or the occurrence of, the consummation of the Merger.

            8.3            Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by the Company at any time prior to the Effective Time:

(a)            whether before or after the Requisite Company Vote is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, such that (i) Section 7.3(a) or 7.3(b) would not be satisfied and (ii) such breach is not curable or, if curable by the End Date, Parent (A) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Parent of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.3(a) and the basis for such termination or (B) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform; or

(b)            prior to receipt of the Requisite Company Vote, in connection with entering into an Alternative Acquisition Agreement in accordance with Section 6.2(f).

            8.4            Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent at any time prior to the Effective Time, if:

(a)            if an Adverse Recommendation Change shall have occurred; or

(b)            there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, such that (i) Sections 7.2(a) or 7.2(b) would not be satisfied and (ii) such breach is not curable or, if curable by the End Date, the Company (A) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.4(b) and the basis for such termination or (B) are not thereafter continuing to take good faith efforts to cure such breach or failure to perform.

            8.5            Effect of Termination and Abandonment.

(a)            Except as otherwise provided in this Section 8.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any Party of any liability or damages to the other Party resulting from any deliberate breach of this Agreement and (ii) the provisions set forth in Section 6.15(c), this Section 8.5 and Article IX (other than the first sentence of Section 9.1 and Section 9.5(c)) shall survive termination of this Agreement.

(b)            Payment of Termination Fee by the Company.

(i)            If this Agreement is terminated by the Company pursuant to Section 8.3(b) or Parent pursuant to Section 8.4(a), then the Company shall pay to Parent, by wire transfer of immediately available funds, $263,785,600 (the “Termination Fee”) within two Business Days after such a termination of this Agreement by Parent.

(ii)            If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) or Section 8.2(b), or by Parent pursuant to Section 8.4(b), (B) an Acquisition Proposal has been publicly announced after the date of this Agreement and before the date this Agreement is terminated, and (C) within 12 months following the date of such termination (1) the Company Board has recommended that stockholders vote in favor of, or tender into, an Acquisition Proposal, (2) the Company has entered into an Alternative Acquisition Agreement providing for the consummation of an Acquisition Proposal, or (3) an Acquisition Proposal has been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(b)(iii)).

(iii)            The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the Transactions, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee or reimbursement of expenses set forth in this Section 8.5(b) or any portion of such amounts, the Company shall pay to Parent and Merger Sub their costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee, at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made, from the date such payment was required to be made through the date of payment.

(c)            Exclusive Remedy.  The Parties agree and understand that in no event shall the Company be required to pay the Termination Fee on more than one occasion, and if Parent receives the full amount of the Termination Fee from the Company in the circumstances described in Section 8.5(b)(i) or (ii), such payment shall be the sole and exclusive remedy of Parent against the Company and its Subsidiaries and their respective former, current or future partners, stockholders, managers, members, Affiliates and Representatives and none of the Company, any of its Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates, or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

ARTICLE IX

 MISCELLANEOUS AND GENERAL

            9.1            Survival.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article II, Article III, Article IV, Section 6.7 (Stock Exchange Listing and Delisting), Section 6.10 (Expenses), Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and Article IX shall survive the consummation of the Merger.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

            9.2            Modification or Amendment.  Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the Parties, by action of the board of directors of the respective Parties; provided that (a) after the Requisite Company Vote has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the stockholders of Parent, respectively, under applicable Law without such approval having first been obtained and (b) this Section 9.2 and Sections 9.3 (Waiver of Conditions), 9.5 (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), 9.8 (No Third Party Beneficiaries) and 9.13 (Liability of Financing Sources) (and any other provision of this Agreement to the extent an amendment, modification, waiver or supplement of such provision would modify the substance of any of the foregoing provisions) may not be amended, modified, waived or supplemented in a manner adverse to any of the Financing Sources without the prior written consent of such Financing Source.

            9.3            Waiver of Conditions.  The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided that this Section 9.3 and Sections 9.2 (Modification or Amendment), 9.5 (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), 9.8 (No Third Party Beneficiaries) and 9.13 (Liability of Financing

Sources) may not be waived in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources.

            9.4            Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

            9.5            GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.  (a) THIS AGREEMENT (AND, EXCEPT AS CONTEMPLATED IN SECTION 9.5(D), ALL ACTIONS, CLAIMS, SUITS OR PROCEEDINGS IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE, THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, THE NEGOTIATION OF THIS AGREEMENT OR THE PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS) SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION.  Except as contemplated in Section 9.5(d), Parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and, if such courts will not have jurisdiction, the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Merger and the other Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court.  The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NEGOTIATION OF THIS AGREEMENT, THE PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY PROCEEDING AGAINST ANY FINANCING SOURCE ARISING OUT OF OR RELATED TO THE TRANSACTIONS, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED TO SUCH PARTY, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE

EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c)            The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that (i) the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, without the necessity of proving the inadequacy of money damages as a remedy (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such Party is entitled at Law or in equity, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement.  The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  The Parties further agree that (i) by seeking the remedies provided for in this Section 9.5(c), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, including, subject to Section 8.5(c), monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(c) are not available or otherwise are not granted and (ii) nothing contained in this Section 9.5(c) shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.5(c) before exercising any termination right under Article VIII (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.5(c) or anything contained in this Section 9.5(c) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.  The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(c) shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)            Notwithstanding anything to the contrary contained in this Agreement, each of the Parties agrees (i) that all actions, claims, suits or proceedings in equity, in contract, in tort or otherwise, directly involving any of the Financing Sources arising out of or relating to this Agreement or the Transactions, the Financing or the performance of services thereunder or related thereto (A) shall be governed by the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction and (B) shall be subject to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York (and each Party hereto, on behalf of itself and its Representatives, submits for itself and its property with respect to any such proceeding to the exclusive jurisdiction of such state and federal courts sitting in the State of New York), and (ii) not to bring, or permit any of its Representatives to bring, or support anyone else in bringing, any such proceeding in any other courts other than a state or federal court sitting in the State of New York.

            9.6            Notices.  Any notice, request, instruction or other document or communication to be given to any Party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by email or overnight courier:

if to Parent or Merger Sub:

Conagra Brands, Inc.
222 Merchandise Mart Plaza, Suite 1300
Chicago, Illinois 60654
Attn:	General Counsel
Email:	Colleen.Batcheler@conagra.com

(with a copy, which shall not constitute notice, to)

Jones Day
77 West Wacker
Chicago, Illinois 60601-1692
Attn:	Peter E. Izanec
Timothy P. FitzSimons
Email:	peizanec@jonesday.com
tfitzsimons@jonesday.com

if to the Company:

Pinnacle Foods Inc.
399 Jefferson Road
Parsippany, NJ 07054
Attn:	General Counsel
Email:	Kelley.Maggs@pinnaclefoods.com

(with a copy, which shall not constitute notice, to)

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attn:	Robert I. Townsend III, Esq.
O. Keith Hallam, III, Esq.
Email:	rtownsend@cravath.com
khallam@cravath.com

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice as provided above.  Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally;

three Business Days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by email; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

            9.7            Entire Agreement.  This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated May 15, 2018, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter of this Agreement.  EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB OR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

            9.8            No Third Party Beneficiaries.  Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (a) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (b) this Section 9.8 and Sections 9.2 (Modification or Amendment), 9.3 (Waiver of Conditions), 9.5 (Governing Law and Venue; Waiver of Jury Trial; Specific Performance) and 9.13 (Liability of Financing Sources) which will inure to the benefit of the Financing Sources and their respective successors, legal representatives and permitted assigns, (c) if the Effective Time occurs, the right of the Company’s shareholders to receive the Merger Consideration in accordance with Article IV, and (d) if the Effective Time occurs, the right of the holders of Company Options, Company RSUs, Company PSUs or Company PSAs to receive such consideration as provided for in Section 4.5, all of whom are expressly intended to be third party beneficiaries thereof and with respect to their rights thereunder.  The Parties further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs.  The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.3 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties.  Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9            Obligations of Parent and of the Company.  Whenever this Agreement requires Merger Sub or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub or such other Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10           Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.11            Interpretation; Construction.

(a)            The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.  Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “made available to Parent” and words of similar import refer to documents (A) posted to the Intralinks Datasite by or on behalf of the Company by 5:00 p.m. (Eastern Time) on June 25, 2018 or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives by 5:00 p.m. (Eastern Time) on June 25, 2018. All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require.  The defined terms contained in this Agreement are applicable to the singular, as well as to the plural, forms of such terms.  References to any statute, rule, regulation, law or Law shall be deemed to refer to all applicable Laws as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder.  All references to “$” or “cents” in this Agreement are to United States dollars or divisions thereof.  References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, in accordance with its terms.  References to any Person include the successors and permitted assigns of that Person.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”

(b)            The Parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c)            Each Party has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.12            Assignment.  This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent (a) will be entitled to assign this Agreement to any Affiliate of Parent or (b) may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary that is a Delaware corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that no such designation shall (i) relieve any such Person of its obligations hereunder or (ii) reasonably be expected to impede or delay the consummation of the Transactions or otherwise impede the rights of the Company or the stockholders of the Company under this Agreement.  Any purported assignment in violation of this Agreement is void.

9.13            Liability of Financing Sources.  Notwithstanding anything to the contrary contained herein, the Company agrees that neither it, nor any of its Subsidiaries, Affiliates, stockholders (other than Parent and Merger Sub) and their respective Representatives will have any rights or claims against any of the Financing Sources (in their capacity as such) in connection with this Agreement, the Transactions, the Financing or the transactions contemplated thereby, whether at law or in equity, in Contract, tort or otherwise.

ARTICLE X
 CERTAIN DEFINITIONS

10.1            Definitions.  For the purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement that are applicable to the Company (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that Parent, concurrently with the entry by the Company or any of its Subsidiaries into such confidentiality agreement, released from any “standstill” and other similar obligations in the Confidentiality Agreement).

“Acquisition Proposal” means (a) any inquiry, proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company and/or any of its Subsidiaries with respect to assets that constitute 15% or more of the assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, or (b) any acquisition by a Third Party resulting in, or inquiry, proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (i) 15% or more of the total voting power of, or of any class of, equity securities of the Company or any of the Subsidiaries of the Company, or (ii) 15% or more of the consolidated total assets (including equity securities of the Subsidiaries of the Company), revenues or net income of the Company, in each case other than the Transactions.

“Adverse Recommendation Change” has the meaning set forth in Section 6.2(e).

“Affiliate” means, when used with respect to any Party, any Person who is an “affiliate” of that Party within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.2(a)(iii).

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977 and any other similar Laws regarding corruption, commercial bribery or the use of funds for political activity.

“Antitrust Laws” has the meaning set forth in Section 5.1(d)(i).

“Applicable Date” has the meaning set forth in Section 5.1(e)(i).

“Appraisal Shares” has the meaning set forth in Section 4.3.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.1(c)(i).

“Book Entry Company Share” has the meaning set forth in Section 4.1(a).

“Book Entry Parent Shares” has the meaning set forth in Section 4.2(a).

“Burdensome Condition” has the meaning set forth in Section 6.5(a)(ii).

“Business Day” means any day ending at 11:59 p.m. (Eastern Time), other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“Bylaws” has the meaning set forth in Section 2.2.

“Cash Consideration” has the meaning set forth in Section 4.1(a).

“Certificate” has the meaning set forth in Section 4.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Charter” has the meaning set forth in Section 2.1.

“Class B Parent Preferred Stock” has the meaning set forth in Section 5.2(b)(i).

“Class C Parent Preferred Stock” has the meaning set forth in Section 5.2(b)(i).

“Class D Parent Preferred Stock” has the meaning set forth in Section 5.2(b)(i).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986.

“Commerce Department” means the United States Department of Commerce.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plan” means (a) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (b) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash, equity-based, incentive, bonus, employment, consulting, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, relocation, loan, fringe benefit, severance, retirement, supplemental retirement, profit sharing, pension, deferred compensation, savings, or termination, in each case of clauses (a) and (b) that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or ERISA Affiliates, or with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any current, potential, or contingent liability, except that no “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) will be considered a Company Benefit Plan.

“Company Board” has the meaning set forth in the Recitals.

“Company Credit Agreement” means the Fourth Amended and Restated Credit Agreement, dated as of March 15, 2018, by and among Pinnacle Foods Finance LLC, Peak Finance Holdings LLC, the guarantors party thereto, Barclays Bank PLC, Bank of America, N.A., as administrative agent, collateral agent and swingline lender and the other lenders party thereto, as amended by the First Amendment thereto dated as of May 30, 2018.

“Company Data” means any and all data and information received, generated, collected, owned or processed by or on behalf of the Company in connection with the operation of its business.

“Company Disclosure Letter” has the meaning set forth in Section 5.1.

“Company Employees” has the meaning set forth in Section 5.1(m)(i).

“Company Equity Awards” means the Company Options, Company RSUs, Company PSUs and Company PSAs.

“Company Indenture” means the Indenture, dated as of January 15, 2016, by and among Pinnacle Foods Finance LLC, Pinnacle Foods Finance Corp., the guarantors listed therein and Wilmington Trust, National Association, as supplemented by the First Supplemental Indenture, dated as of January 15, 2016, by and among Pinnacle Foods Finance LLC, Pinnacle Foods Finance Corp., the guarantors listed therein and Wilmington Trust, National Association, as trustee.

“Company Intellectual Property” means any Intellectual Property the unavailability of which would be materially detrimental to the Company and the Subsidiaries of the Company, taken as a whole, including the Key Company Trademarks and the Product Recipes.

“Company Labor Agreements” has the meaning set forth in Section 5.1(m)(i).

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, (a) would, or would reasonably be expected to, prevent or materially impede the ability of the Company to consummate the Merger and the other Transactions prior to the End Date or (b) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall be taken into account, either alone or in combination, in determining whether a Company Material Adverse Effect has occurred for purposes of clause (b) of this definition: (i) any changes in general United States or global economic conditions, (ii) any changes in the general conditions of the industries in which the Company and its Subsidiaries operate, (iii) any decline in the market price or trading volume of the Company Shares, in and of itself (provided that the exception in this clause (iii) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline from being taken into account in determining whether there has been a Company Material Adverse Effect), (iv) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (iv) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure from being taken into account in determining whether there has been a Company Material Adverse Effect), (v) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions (provided that the exception in this clause (v) shall not apply to any representation or warranty contained in Section 5.1(d) of this Agreement), (vi) compliance with the terms of, or the taking of any action required by, this Agreement, (vii) any change in applicable Law or GAAP (or authoritative interpretations thereof), (viii) the outbreak or escalation of hostilities, any acts of war (whether or not declared), military activity, civil disobedience or terrorism (other than cyber-terrorism), (ix) earthquakes, floods, hurricanes, tornados or other natural disasters, (x) any action taken by the Company or its Subsidiaries at Parent’s written request, or (xi) any change or prospective change in the Company’s credit ratings (provided that the exception in this clause (xi) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such change or prospective change from being taken into account in determining whether there has been a Company Material Adverse Effect); except, in the cases of clauses (i), (ii), (vii), (viii) and (ix), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries or geographies in which the Company and its Subsidiaries operate.

“Company Option” has the meaning set forth in Section 4.5(a).

“Company Preferred Shares” has the meaning set forth in Section 5.1(b)(i).

“Company PSA” has the meaning set forth in Section 4.5(c)(i).

“Company PSA Portion” shall be the portion of an Unvested Company PSA that is represented by Company Shares actually issued to the holder of such award that remain outstanding as of the Effective Time.

“Company PSU” has the meaning set forth in Section 4.5(c)(ii).

“Company PSU Portion” shall be the portion of an Unvested Company PSA that is not the Company PSA Portion.

“Company Recommendation” has the meaning set forth in Section 5.1(c)(ii).

“Company Reports” has the meaning set forth in Section 5.1(e)(i).

“Company Restricted Share” means a Company Share subject to time-based vesting, repurchase or other lapse restrictions (other than Company PSAs or Company PSUs or any portions thereof).

“Company RSU” has the meaning set forth in Section 4.5(b).

“Company Share” has the meaning set forth in Section 4.1(a).

“Company Stock Plans” means the Pinnacle Foods Inc. Amended and Restated 2013 Omnibus Incentive Plan and the Pinnacle Foods Inc. (f/k/a “Crunch Holding Corp.”) 2007 Stock Incentive Plan, in each case, as amended.

“Company Stockholders Meeting” has the meaning set forth in Section 6.4.

“Confidentiality Agreement” has the meaning set forth in Section 9.7.

“Continuation Period” has the meaning set forth in Section 6.9(a).

“Contract” has the meaning set forth in Section 5.1(d)(ii).

“D&O Insurance” has the meaning set forth in Section 6.11(d).

“DGCL” has the meaning set forth in the Recitals.

“Disclosure Letters” has the meaning set forth in Section 5.2.

“DOJ” has the meaning set forth in Section 6.5(a)(i).

“DTC” has the meaning set forth in Section 4.2(b).

“Effective Time” has the meaning set forth in Section 1.3.

“End Date” has the meaning set forth in Section 8.2(a).

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, request for information, decree, order, demand or notice (written or oral) by any Person alleging actual or potential liability (including, without limitation, actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, Release of or exposure to any Hazardous Substance, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means Law relating to:  (a) pollution or the protection, investigation or restoration of the environment or natural resources, (b) the handling, disposal, use, presence, sale, distribution, marketing, labeling, importation, exportation, generation, treatment, storage, Release or threatened Release of, or contamination by, any Hazardous Substance, (c) health and safety as relates to exposure to persons to any hazardous, dangerous or toxic substances, or (d) consumer product, worker or environmental warnings as relates to exposure to hazardous, dangerous or toxic substances (including under California’s Proposition 65, Cal. Health and Safety Code section 25249.5 et seq.).

“Environmental Permits” has the meaning set forth in Section 5.1(k)(i).

“Equity Award Cash-Out Consideration” means the sum of (a) the Cash Consideration and (b) the product of (i) the Exchange Ratio multiplied by (ii) the Parent Closing Price.

“Equity Award Exchange Ratio” means the sum of (a) the Exchange Ratio and (b) the quotient of (i) the Cash Consideration divided by (ii) the Parent Closing Price.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as the context requires, as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 4.2(a).

“Exchange Fund” has the meaning set forth in Section 4.2(a).

“Exchange Ratio” has the meaning set forth in Section 4.1(a).

“Excluded Share” has the meaning set forth in Section 4.1(a).

“FDA” has the meaning set forth in Section 5.1(u)(i).

“Financing” has the meaning set forth in Section 6.15(a).

“Financing Sources” means all agents, arrangers, lenders, underwriters and other counterparties with respect to any actual or potential Financing, their Affiliates and each such Person’s respective Representatives.

“Food Authorities” has the meaning set forth in Section 5.1(u)(i).

“FTC” has the meaning set forth in Section 5.1(u)(i).

“GAAP” means generally accepted accounting principles in the United States as of the date of this Agreement.

“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” has the meaning set forth in Section 5.1(d)(i).

“Hazardous Substance” means any substance that is listed, classified or regulated pursuant to or that may give rise to liability under any Environmental Law, including any petroleum product, compound or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination: (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such Person incurred in the ordinary course of business); (d) all lease obligations of such Person capitalized on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit, performance bonds or surety bonds issued for the account of such Person, to the extent drawn upon; and (h) all guarantees of such Person of any Indebtedness of any other Person other than a wholly-owned Subsidiary of such Person.

“Indemnified Parties” has the meaning set forth in Section 6.11(a).

“Insurance Policies” has the meaning set forth in Section 5.1(o).

“Intellectual Property” means anywhere in the world, all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) Trade Secrets; (d) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) internet domain names; and (f) all other intellectual property or proprietary rights.

“Intervening Event” means any material change, development or occurrence with respect to the Company or Parent, as applicable that (a) first becomes known to the Company’s Board after the date of this Agreement and was not reasonably foreseeable by the Company’s Board as of the date of this Agreement, or (b) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Company’s Board as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, an Intervening Event: (i) the receipt, existence or terms of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or the consequences of any of the foregoing, (ii) any changes in general United States or global economic conditions, (iii) any changes in the general conditions of the industries in which the Company and its Subsidiaries or Parent and its Subsidiaries operate, (iv) the outbreak or escalation of hostilities, any acts of war (whether or not declared), military activity, civil disobedience or terrorism, (v) earthquakes, floods, hurricanes, tornados or other natural disasters, (vi) any change in applicable Law or GAAP (or authoritative interpretations thereof) after the date of this Agreement, (vii) any change in the market price or trading volume of the Company Shares or the Parent Shares, in and of itself (provided that the exception in this clause (vii) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline from being taken into account in determining whether there has been an Intervening Event), (viii) the Company or Parent, or any of their respective Subsidiaries, meeting or exceeding any applicable internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (viii) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such event from being taken into account in determining whether there has been an Intervening Event), (ix) any failure, in and of itself, by the Company or Parent to meet any applicable internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (ix) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure from being taken into account in determining whether there has been an Intervening Event), and (x) any change or prospective change in the Company’s or Parent’s credit ratings (provided that the exception in this clause (x) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such change from being taken into account in determining whether there has been an Intervening Event).

“IRS” means the United States Internal Revenue Service.

“Key Company Trademarks” means the Trademarks set forth on Section 10.1(a) of the Company Disclosure Letter.

“Knowledge” means (a) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed in Section 10.1(b) of the Company Disclosure Letter and (b) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed in Section 10.1(a) of the Parent Disclosure Letter.

“Law” has the meaning set forth in Section 5.1(i)(i).

“Leased Real Property” has the meaning set forth in Section 5.1(r)(ii).

“Licenses” has the meaning set forth in Section 5.1(i)(i).

“Lien” means any lien (statutory or otherwise), charge, pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever, including any restriction on the voting or transfer of any security.

“Losses” has the meaning set forth in Section 6.15(c).

“Material Contract” has the meaning set forth in Section 5.1(p).

“Material Customers” has the meaning set forth in Section 5.1(t).

“Material Suppliers” has the meaning set forth in Section 5.1(t).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 4.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“New Plans” has the meaning set forth in Section 6.9(b).

“Notice Period” has the meaning set forth in Section 6.2(h)(ii).

“NYSE” has the meaning set forth in Section 4.2(f).

“Old Plans” has the meaning set forth in Section 6.9(b).

“Order” has the meaning set forth in Section 7.1(d).

“Owned Real Property” has the meaning set forth in Section 5.1(r)(i).

“Parent” has the meaning set forth in the Preamble.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Closing Price” means an amount equal to the volume weighted average price per Parent Share on the New York Stock Exchange (as published in The Wall Street Journal) on each of the 10 consecutive trading days ending with the complete trading day ending immediately prior to the Closing.

“Parent Data” means any and all data and information received, generated, collected, owned or processed by or on behalf of Parent in connection with the operation of its business.

“Parent Disclosure Letter” has the meaning set forth in Section 5.2.

“Parent Intellectual Property” means any Intellectual Property the unavailability of which would be materially detrimental to Parent and the Subsidiaries of Parent, taken as a whole.

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, (a) would, or would reasonably be expected to, prevent or materially impede the ability of Parent to consummate the Merger and the other Transactions prior to the End Date or (b) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall be taken into account, either alone or in combination, in determining whether a Parent Material Adverse Effect has occurred for purposes of clause (b) of this definition: (i) any changes in general United States or global economic conditions, (ii) any changes in the general conditions of the industries in which Parent and its Subsidiaries operate, (iii) any decline in the market price or trading volume of the Parent Shares, in and of itself (provided that the exception in this clause (iii) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline from being taken into account in determining whether there has been a Parent Material Adverse Effect), (iv) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (iv) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure from being taken into account in determining whether there has been a Parent Material Adverse Effect), (v) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions (provided that the exception in this clause (v) shall not apply to any representation or warranty contained in Section 5.2(d) of this Agreement), (vi) compliance with the terms of, or the taking of any action required by, this Agreement, (vii) any change in applicable Law or GAAP (or authoritative interpretations thereof), (viii) the outbreak or escalation of hostilities, any acts of war (whether or not declared), military activity, civil disobedience or terrorism (other than cyber-terrorism), (ix) earthquakes, floods, hurricanes, tornados or other natural disasters, (x) any action taken by Parent or its Subsidiaries at the Company’s written request, or (xi) any change or prospective change in Parent’s credit ratings (provided that the exception in this clause (xi) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such change or prospective change from being taken into account in determining whether there has been a Parent Material Adverse Effect); except, in the cases of clauses (i), (ii), (vii), (viii) and (ix), to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries or geographies in which Parent and its Subsidiaries operate.

“Parent Preferred Stock” has the meaning set forth in Section 5.2(b)(i).

“Parent Reports” has the meaning set forth in Section 5.2(e)(i).

“Parent Share” has the meaning set forth in Section 4.1(a).

“Parent Stock Plan” has the meaning set forth in Section 5.2(b)(i).

“Parties” has the meaning set forth in the Preamble.

“Party” has the meaning set forth in the Preamble.

“PBGC” has the meaning set forth in Section 5.1(h)(iv).

“Permitted Lien” means (a) any Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e) Liens relating to intercompany borrowings among a Person and its wholly-owned Subsidiaries, (f) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (g) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (h) other Liens that do not materially impair the value or use of the subject property, or (i) Liens incurred pursuant to (i) the Company Credit Agreement or (ii) any other Material Contracts of the Company or any of its Subsidiaries relating to Indebtedness (provided, that, for the avoidance of doubt, with respect to the Company and its Subsidiaries, no Liens described in clause (i)(i) would survive Closing).

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” shall mean any information relating to an identified or identifiable natural person or an identified or identifiable legal entity (which such information is similarly protected as Personal Information under applicable law); an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier, or to one or more factors specific to his or her physical, physiological, genetic, mental, economic, cultural or social identity.

“Product Recipes” means all of the recipes, ingredients lists, blends, mixing instructions and processes used in or to manufacture any food or beverage products.

“Products” has the meaning set forth in Section 5.1(u)(i).

“Prospectus/Proxy Statement” has the meaning set forth in Section 6.3(a).

“Real Property” has the meaning set forth in Section 5.1(r)(ii).

“Real Property Lease” has the meaning set forth in Section 5.1(r)(ii).

“Recent Developments Section” has the meaning set forth in Section 6.15(a).

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environmental including without limitations any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

 “Representatives” has the meaning set forth in Section 6.2(a).

“Required Information” has the meaning set forth in Section 6.15(a).

“Requisite Company Vote” has the meaning set forth in Section 5.1(c)(i).

“S-4 Registration Statement” has the meaning set forth in Section 6.3(a).

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.1(e)(i).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Breach” means, with respect to any Party, any event or circumstance in which any Person gains unauthorized access to or engages in unauthorized processing of (A) any Personal Information, Parent Data (with respect to Parent), Company Data (with respect to the Company)

or confidential information related to such Party and its Subsidiaries and held by such Party and its Subsidiaries or any other Person on their behalf; or (B) any databases, computers, servers, storage media (e.g., backup tapes), network devices or other devices or systems that process Personal Information, (with respect to Parent), Company Data (with respect to the Company) or confidential information related to such Party and its Subsidiaries and owned or maintained by such Party and its Subsidiaries, their customers or vendors, or any other Persons on their behalf.

“Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Stock Consideration” has the meaning set forth in Section 4.1(a).

“Subsidiary” means, when used with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (a) such Person or any of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership, (b) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries, or (c) that is required to be consolidated in such Person’s financial statements under GAAP.

“Superior Proposal” means an bona fide written Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) that did not result from a violation of Section 6.2 and that the Company Board has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal, the certainty of financing or available proceeds for such a proposed transaction, and the Person making the proposal), would be more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (a) any revisions to the terms of this Agreement that Parent has committed in writing to make pursuant to Section 6.2(g) and (b) the certainty of completion and the time likely to be required to consummate such Acquisition Proposal).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Statute” has the meaning set forth in Section 5.1(j).

“Tax” means all federal, state, local and foreign income, profits, estimated franchise, gross receipts, alternative minimum, environmental, customs duty, license, capital stock, severance, stamp, payroll, sales, employment, unemployment, social security, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy, transfer, registration, goods and services, abandonment or unclaimed property, escheat, estimated or other taxes or governmental fees, duties or assessments, in each case in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not.

“Tax Return” means all returns, reports and documents (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) or other information or filing supplied to or required to be supplied to a Tax authority relating to Taxes, including any amendment or attachment thereto.

“Termination Fee” has the meaning set forth in Section 8.5(b)(i).

“Third Party” has the meaning set forth in Section 6.2(a)(ii).

“Trade Laws” means any Law concerning the importation, exportation, re-exportation or deemed exportation of products, technical data, technology and/or services, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, re-exportation or deemed exportation, including, but not limited to, as applicable, (a) the Tariff Act of 1930, and the Laws, regulations, and programs administered or enforced by the Commerce Department, the United States International Trade Commission, United States Customs and Border Protection, United States Immigration and Customs Enforcement and their predecessor agencies, (b) the Export Administration Act of 1979, (c) the Export Administration Regulations, including related restrictions with regard to transactions involving persons and entities on the Commerce Denied Persons List or Entity List, (d) the Arms Export Control Act, (d) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons and entities on the Debarred List, (e) the International Emergency Economic Powers Act, (f) the Trading With the Enemy Act, (g) the embargoes and restrictions administered by the Treasury Department, Office of Foreign Assets Control, (h) orders of the President of the United States regarding embargoes and restrictions on transactions with designated countries and entities, including Persons and entities designated on the list of Specially Designated Nationals and Blocked Persons, the list of Foreign Sanctions Evaders and the Sectoral Sanctions Identifications List, and (i) the anti-boycott regulations administered by the Commerce Department and the Treasury Department.

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

“Transactions” has the meaning set forth in the Recitals.

“Treasury Department” means the United States Department of the Treasury.

“Unvested Company Option” has the meaning set forth in Section 4.5(a).

“Unvested Company PSA” has the meaning set forth in Section 4.5(c)(i).

“Unvested Company PSU” has the meaning set forth in Section 4.5(c)(ii).

“Unvested Company RSU” has the meaning set forth in Section 4.5(b).

“USDA” has the meaning set forth in Section 5.1(u)(i).

“WARN Act” has the meaning set forth in Section 5.1(m)(iii).

(Signature Pages Follow)

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck
	Name:	Craig Steeneck
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

CONAGRA BRANDS, INC.

By:	/s/ Sean M. Connolly
Name: Sean M. Connolly
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

PATRIOT MERGER SUB INC.

By:	/s/ Colleen Batcheler
Name: Colleen Batcheler
Title: Vice President and Secretary

[Signature Page to Merger Agreement]

Exhibit A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

PINNACLE FOODS INC.

A STOCK CORPORATION

FIRST:  The name of the corporation (the “Corporation”) is:

PINNACLE FOODS INC.

SECOND:  The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808.  The name of the Corporation’s registered agent at such address is Corporation Service Company.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH:  The total number of shares that the Corporation has authority to issue is 1000 shares of Common Stock, par value of $0.01 per share.

FIFTH:  Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SIXTH:  To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders.  Neither the amendment nor repeal of this Article Sixth, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

SEVENTH:  Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation to the full extent permitted by the DGCL or any other applicable laws as presently or hereafter in effect.  Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Article Seventh.

Any repeal or modification of this Article Seventh shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.

EIGHTH:  In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation, without any action on the part of the stockholders.  The Corporation may in its bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

NINTH:  The name and mailing address of the incorporator is:

Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808.